Exhibit 99.1

News Release

February 9, 2017

TELUS reports strong results for fourth quarter 2016

Announces 2017 financial targets

Strong customer loading across key growth segments with 127,000 net new postpaid wireless, Internet and TELUS TV customer additions, up 17 per cent from last year

Industry-leading wireless monthly postpaid churn of 0.98 per cent, third consecutive year with churn below 1.00 per cent

Strong ARPU growth of 3.9 per cent and best-in-class lifetime revenue per client of $5,300

$1.2 billion returned to shareholders in 2016; 7 to 10 per cent annual dividend increase targeted in 2017

Targeting 2017 revenue growth of up to 3.5 per cent and EBITDA growth of up to 6.0 per cent on a consolidated basis

Vancouver, B.C. — TELUS Corporation’s consolidated operating revenue increased 2.7 per cent to $3.3 billion in the fourth quarter of 2016, over the same period a year ago, reflecting higher data revenue and subscriber growth in both wireless and wireline operations. Earnings before interest, income taxes, depreciation and amortization (EBITDA)1 decreased by 21 per cent to $769 million due to significantly higher restructuring and other costs which included the immediately vesting transformative compensation expense (transformative compensation) of $305 million. When excluding restructuring and other costs as well as net gains and equity income related to real estate joint venture developments in the fourth quarter of 2016, adjusted EBITDA was up 3.1 per cent to $1.1 billion, and up 5.1 per cent when excluding a non-recurring gain on certain real estate assets in the fourth quarter of 2015. This growth reflects higher wireless and wireline revenue, as well as ongoing execution of operational efficiency and effectiveness initiatives.

“TELUS delivered robust fourth quarter results reflecting strong revenue, EBITDA and subscriber growth across both of our wireless and wireline businesses,” said Darren Entwistle, President and CEO. “Our exceptional team continued to demonstrate their ability to navigate successfully the competitive environment, delivering the best customer experience and shareholder value in the industry.”

Mr. Entwistle added “TELUS built upon our track record of delivering industry-leading shareholder-friendly initiatives in 2016. Notably, we returned over $1.2 billion to shareholders in both dividends and share purchases and we are targeting another 7 to 10 per cent increase in dividends in 2017. TELUS has now returned approximately $14 billion to shareholders, including $8.7 billion in dividends and $5.2 billion in share purchases, representing $24 per share since 2004.”

Mr. Entwistle further commented “As we look to 2017, TELUS is once again providing industry-leading revenue, EBITDA and dividend growth targets, highlighting the confidence we have in the entire global TELUS organization. These targets are representative of the ongoing excellence of our long-term strategy, reflecting the consistency, diversity and combined strength of both our wireless and wireline operating segments that underpin our shareholder-friendly initiatives.”

Doug French, TELUS Executive Vice-President and CFO said, “TELUS’ fourth quarter results demonstrated a strong finish to 2016, reflecting our team’s consistent execution against our long-standing strategy along with maintaining an organization-wide focus on operational efficiency and effectiveness. Looking forward into 2017, we remain focused on delivering strong financial and operating performance, leading customer experience and maintaining our strong balance sheet position while we continue to make the generational investments in broadband and wireless networks. Through these investments, TELUS will continue to enhance its network leadership driving profitable growth and free cash flow to support ongoing investor returns well into the future.”

In wireless, network revenue growth was driven by an 11 per cent increase in data revenue, reflecting a larger proportion of higher-rate two-year plans in the revenue mix, increased adoption of larger data buckets or topping up of data buckets, continued subscriber growth, a more favourable postpaid subscriber mix, and increased data usage from data-intensive devices. In wireline, data revenue growth of 6.1 per cent was generated by increased Internet and enhanced data service revenues from continued high-speed Internet subscriber growth and higher revenue per customer, growth in business process outsourcing revenues, and an increase in TELUS TV revenues from subscriber growth and higher revenue per customer.

In the quarter, TELUS attracted 127,000 new wireless postpaid, high-speed Internet and TV customers, up 18,000 over the same quarter a year ago and up 12,000 sequentially over the prior quarter. Net additions in the quarter included 87,000 wireless postpaid customers, 24,000 high-speed Internet subscribers, and 16,000 TELUS TV customers. These gains were partially offset by the ongoing loss of traditional telephone network access lines and a moderating decline in wireless prepaid customers. TELUS’ total wireless subscriber base of 8.6 million is up 1.5 per cent from a year ago, reflecting a 2.7 per cent increase in the postpaid subscriber base to more than 7.5 million. TELUS’ high-speed Internet connections have increased 5.7 per cent to 1.7 million, while TELUS TV subscribers are higher by 5.4 per cent to more than 1 million.

TELUS delivered an industry-leading wireless monthly postpaid churn rate of 0.98 per cent. TELUS’ postpaid churn rate has now been below the 1 per cent level for 13 of the past 14 quarters. For the year, postpaid monthly churn was 0.95 per cent.

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	Three months ended December 31		Per cent
(unaudited)	2016	2015	change
Operating revenues	3,305	3,217	2.7
Operating expenses before depreciation and amortization	2,536	2,239	13.3
EBITDA(1)	769	978	(21.3)
EBITDA — excluding restructuring and other costs(1)(2)	1,117	1,077	3.7
Adjusted EBITDA(1)(2)(3)	1,110	1,077	3.1
Net income	87	261	(66.7)
Net income attributable to common shares	81	261	(69.0)
Adjusted net income(4)	316	324	(2.5)
Basic earnings per share (EPS)	0.14	0.44	(68.2)
Adjusted basic EPS(4)	0.53	0.54	(1.9)
Capital expenditures	794	655	21.2
Free cash flow(5)	(191)	197	n/m
Total subscriber connections(6)	12.673	12.495	1.4

(1)    EBITDA is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. TELUS issues guidance on and reports EBITDA because it is a key measure used to evaluate performance at a consolidated and segmented level. For further definition and explanation of this measure, see Section 4.1 in the accompanying 2016 fourth quarter Management’s review of operations.

(2)    For the fourth quarter of 2016 and 2015, restructuring and other costs were $348 million and $99 million respectively. In the fourth quarter of 2016, TELUS recorded a transformative compensation expense of $305 million as part of other costs.

(3)    Adjusted EBITDA for the fourth quarter of 2016 excludes: 1) restructuring and other costs of $348 million; and 2) net gains and equity income of $7 million related to real estate joint venture developments.

(4)    Adjusted net income and adjusted basic EPS are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding from net income attributable to common shares and basic EPS (after income taxes), 1) restructuring and other costs in the fourth quarters of 2016 and 2015; 2) favourable income tax-related adjustments in the fourth quarters of 2016 and 2015; and 3) net gains and equity income from real estate joint venture developments in the fourth quarter of 2016, For further analysis of adjusted net income and Adjusted basic EPS see Section 1.2 in the accompanying 2016 fourth quarter Management’s review of operations.

(5)    Free cash flow is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation of this measure, see Section 4.1 in the accompanying 2016 fourth quarter Management’s review of operations.

(6)    The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers (Optik TV® and TELUS Satellite TV® subscribers) measured at the end of the respective periods based on information in billing and other systems. Subsequent to a review of our subscriber base, TELUS’ Q1 2016 beginning of period postpaid wireless subscriber base was reduced by 45,000 and the Q1 2016 beginning of period high-speed Internet subscriber base was increased by 21,000.

For the quarter, net income of $87 million and basic earnings per share (EPS) of $0.14 were impacted by significantly higher restructuring and others costs, primarily reflecting the transformative compensation expense. When excluding restructuring and other costs, net gains and equity income from real estate joint venture developments, and favourable income tax-related adjustments, adjusted net income declined by 2.5 per cent, while adjusted basic EPS of $0.53 decreased slightly from the same period a year ago.

Free cash flow5 of $(191) million in the fourth quarter declined from $197 million a year ago, primarily due to payments in respect of transformative compensation and higher capital expenditures.

In the fourth quarter of 2016, TELUS returned $311 million to shareholders including $272 million in dividends paid and $39 million in share purchases under its 2017 normal course issuer bid (NCIB) program. In 2016, TELUS returned more than $1.2 billion to shareholders, including $1.07 billion in dividends paid and the purchase of approximately 4.3 million shares for $169 million.

This news release contains statements about financial and operating performance of TELUS (the Company) and future events that are forward looking, including with respect to the Company’s 2017 annual targets and guidance and future dividend increases. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those expressed in the forward-looking statements. Accordingly, the forward-looking statements in this news release should be read together with the cautionary note in the accompanying fourth quarter Management’s review of operations. Forward-looking statements in this news release are made based on the assumptions (including assumptions regarding the 2017 annual targets and guidance, semi-annual dividend increases through 2019, and our ability to sustain and complete our multi-year share purchase program through 2019), and subject to the qualifications and risk factors referred to in the Management’s review of operations, in the 2016 annual Management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

Fourth Quarter 2016 Operating Highlights

TELUS wireless

•                 Wireless network revenues increased by $86 million or 5.4 per cent year-over-year to $1.7 billion. This growth was driven by a larger proportion of higher-rate two-year plans in the revenue mix, increased adoption of larger data buckets or topping up of data buckets, continued subscriber growth, a more favourable postpaid subscriber mix, and increased data usage from data-intensive devices. This growth was partially offset by the ongoing decline in voice revenue from increased adoption of unlimited nationwide voice plans and continued but moderating substitution to data services.

•                 Blended ARPU was higher by 3.9 per cent to $66.24. This represents TELUS’ twenty-fifth consecutive quarter of year-over-year growth. The growth was driven by data network revenue growth as described above.

•                 Monthly postpaid subscriber churn of 0.98 per cent improved by three basis points year-over-year. The decline reflects our focus on executing on customers first initiatives and retention programs, partly offset by competitive intensity and the effects of the economic slowdown, particularly in Alberta. Blended monthly churn improved by 7 basis points to 1.25 per cent reflecting improvements in both postpaid and prepaid churn rates, as well as an increase in the mix of postpaid subscribers.

•                 Postpaid net additions of 87,000 were higher year-over-year by 25,000 due to higher gross additions, reflecting the success of targeted promotions and marketing efforts, and lower churn. Total wireless net additions of 78,000 were higher by 42,000 over a year ago due to higher postpaid net additions and improved prepaid losses of 9,000.

•                 Adjusted wireless EBITDA (EBITDA excluding the net gains and equity income from real estate joint venture developments, as well as restructuring and other costs) increased by $26 million or 4.0 per cent over last year to $679 million. When excluding a non-recurring gain on certain real estate assets in the fourth quarter of 2015, adjusted wireless EBITDA would have increased by 5.1 per cent in the fourth quarter 2016. The growth reflects higher network revenue as well as ongoing operational efficiency and effectiveness initiatives, partly offset by higher acquisition and retention spending reflecting higher per-unit subsidies due to customer preference for higher-value smartphones and competitive intensity.

•                 Wireless capital expenditures increased by 19 per cent over the same period a year ago due to ongoing investments in TELUS’ fibre-optic network to support its small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G, as well as investments in systems and cost efficiency initiatives.

TELUS wireline

•                 External wireline revenues increased by $19 million or 1.3 per cent to $1.5 billion. This growth was generated primarily by higher data service and equipment revenue.

•                 Data service and equipment revenues increased by $60 million or 6.1 per cent, due to increased Internet and enhanced data revenues from continued high-speed Internet subscriber growth and higher revenue per customer, growth in business process outsourcing services, and increased TELUS TV revenues from continued subscriber growth and higher revenue per customer.

•                 High-speed Internet net additions of 24,000 were up 2,000 from the same quarter a year ago, reflecting the ongoing expansion of TELUS’ high-speed broadband footprint, including fibre-to-the-premises and the pull-through effect of bundling with Optik TV.

•                 Total TV net additions of 16,000 were lower by 9,000 over the same quarter a year ago, as a result of lower gross additions, a higher customer churn rate and a decline in satellite subscribers due to the effects of heightened competitive intensity including OTT services, slower subscriber growth for paid TV services, the economic slowdown, and a high rate of market penetration for TV services. These factors were partly offset by the ongoing expansion of our addressable high-speed Internet and Optik TV footprint, connecting more homes and businesses directly to fibre and bundling of these services together.

•                 Residential network access lines (NALs) declined by 22,000 in the quarter, an improvement of 2,000 over the same quarter a year ago. Residential NAL losses continue to reflect the economic slowdown, the ongoing trend towards wireless and Internet substitution, partly mitigated by the success of TELUS’ bundled service offerings.

•                 Adjusted wireline EBITDA (EBITDA excluding the net gains and equity income from real estate joint venture developments as well as restructuring and other costs) increased by $7 million or 1.7 per cent over last year to $431 million. When excluding a non-recurring gain on certain real estate assets in the fourth quarter of 2015, adjusted wireline EBITDA would have increased by 5.0 per cent in the fourth quarter 2016. The improvement reflects execution on operating efficiency and effectiveness initiatives, as well as improving margins in data services, including Internet, business process outsourcing services, TELUS TV, and TELUS Health services.

•                 Capital expenditures increased 22 per cent over the same period a year ago due primarily to continued strategic investments in broadband network infrastructure, including connecting more homes and businesses directly to TELUS’ fibre-optic network. This investment supports high-speed Internet and Optik TV subscriber growth, as well as TELUS’ growing customer demand for faster Internet speeds, and extends the reach and functionality of TELUS’ business and healthcare solutions.

TELUS sets 2017 consolidated financial targets

TELUS’ consolidated financial targets for 2017 are reflective of the company’s strategic investments in advanced broadband technology and wireless infrastructure, a commitment by the TELUS team to deliver client service excellence and continued focus on cost efficiency and effectiveness. TELUS’ 2017 financial targets are supportive of the Company’s multi-year dividend growth program first announced in May 2011, under which TELUS has since delivered 12 dividend increases. TELUS plans to continue delivering on its dividend growth program in 2017 through 2019, targeting annual dividend growth between 7 and 10 per cent.

In 2017, TELUS plans to continue generating positive subscriber growth in its key growth segments, including wireless, high-speed Internet and TELUS TV. Increasing customer demand for reliable access and fast data services are expected to support wireless and Internet growth. TELUS International and TELUS Health are also expected to contribute to TELUS’ diversified growth profile.

	2017 Targets	2016 Results	Growth

Consolidated
Revenues	$13.120 to $13.250 billion	$12.799 billion	2.5 to 3.5%
EBITDA excluding restructuring and other costs(1)	$4.850 to $4.995 billion	$4.708 billion	3.0 to 6.0%

Basic earnings per share(2)	$2.49 to $2.64	$2.44	2.0 to 8.0%
Capital expenditures(3)	Approximately $2.9 billion	$2.968 billion	—

(1)         In 2017, total restructuring and others costs are expected to be approximately $125 million, as compared to $479 million in 2016.

(2)         Basic EPS for 2016 adjusted to exclude the lump-sum transformative compensation expense of 38 cents.

(3)         Capital expenditure targets and results exclude expenditures for spectrum licences.

For 2017, TELUS is targeting consolidated annual revenue growth of between 2.5 and 3.5 per cent, driven by higher contribution from wireless network revenue reflecting continued subscriber and ARPU growth as well as ongoing wireline revenue growth from higher data services revenue.

Consolidated EBITDA excluding restructuring and other costs is targeted to be higher by 3.0 to 6.0 per cent driven by higher wireless network revenue growth, margin improvements from wireless and wireline data services and savings from ongoing cost efficiency and effectiveness initiatives. Higher subsidies for smartphones are expected to continue pressuring cost of acquisition and retention expense.

Basic earnings per share (EPS) is targeted to increase by 2.0 to 8.0 per cent driven primarily by EBITDA growth.

Consolidated capital expenditures for 2017, excluding the purchase of spectrum licences, are targeted to be approximately $2.9 billion. TELUS plans to continue connecting more homes and businesses directly to its fibre-optic network, to support ongoing high-speed Internet and Optik TV subscriber growth and faster Internet broadband speeds. The investments in fibre will also support our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G. We also intend to continue investing in our wireless network for 4G LTE expansion and upgrades, including the ongoing deployment of 700 MHz and 2500 MHz spectrum, as well as invest in network and system resiliency and reliability to support our ongoing customers first initiatives and ready the network and systems for future retirement of legacy assets.

TELUS’ cash income tax payments for the full year are estimated to decline over 2016 levels to between $300 million and $360 million (2016 — $600 million). The decline in cash tax payments reflects both lower instalment payments for 2017 based on 2016 income and a lower final instalment payment for 2016 to be made in early 2017, partly offset by a decrease in income tax recoveries.

The preceding disclosure respecting TELUS’ 2017 financial targets contains forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ at the beginning of the accompanying Management’s review of operations for the fourth quarter of 2016 and in the full year 2016 Management’s discussion and analysis filed on the date hereof on SEDAR, especially Section 10 entitled ‘Risks and Risk Management’ thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 1.7 entitled ‘Financial and operating targets for 2017’ in the accompanying Management’s review of operations for the fourth quarter of 2016.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members by:

•                 Paying, collecting and remitting a total of approximately $2.2 billion in taxes in 2016 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, the Company has remitted approximately $21 billion in these taxes.

•                 Disbursing spectrum renewal fees of $53 million to Innovation, Science and Economic Development Canada in 2016. Since 2002, TELUS’ total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled approximately $26 billion.

•                 Investing $3.0 billion in capital expenditures primarily in communities across Canada in 2016 and more than $32 billion since 2000.

•                 Spending $8.0 billion in total operating expenses in 2016, including goods and service purchased of $5.7 billion. Since 2000, TELUS has spent $99 billion and $65 billion respectively in these areas.

•                 Generating a total team member payroll of $2.8 billion in 2016, including payroll taxes of $137 million. Since 2000, total team member payroll totals $39 billion.

•                 Paying $1.07 billion in dividends in 2016 to individual shareholders, mutual fund owners, pensioners and institutional investors, and purchasing approximately 4.3 million shares for $169 million on behalf of shareholders under TELUS’ share purchase program.

•                 Returning approximately $14 billion to shareholders through TELUS’ dividend and share purchase programs from 2004 to the end of 2016, including $8.7 billion in dividends and $5.2 billion in share purchases, representing nearly $24 per share.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of 48 cents ($0.48) Canadian per share on the issued and outstanding Common Shares of the Company payable on April 3, 2017 to holders of record at the close of business on March 10, 2017.

This first quarter dividend represents a four cent increase from the $0.44 quarterly dividend paid on April 1, 2016.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12.8 billion of annual revenue and 12.7 million subscriber connections, including 8.6 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.4 million residential network access lines and more than 1.0 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $482 million to charitable and not-for-profit organizations and volunteered more than 7.7 million hours of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 12 Canadian community boards and 5 International boards have led the Company’s support of grassroots charities and have contributed more than $60 million in support of 5,595 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations:	Investor relations:
Shawn Hall	Paul Carpino
(604) 619-7913	(647) 837-8100
shawn.hall@telus.com	ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information, the 2016 annual Management’s discussion and analysis and financial statements, and our full 2016 annual report at telus.com/investors.

TELUS’ fourth quarter 2016 and 2017 targets conference call is scheduled for Thursday, February 9, 2017 at 11:00am ET (8:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on February 9 until March 15, 2017 at 1-855-201-2300. Please use reference number 1211356# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

TELUS CORPORATION

Management’s review of operations

2016 Q4

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets (including our annual targets for 2017 described in Section 1.7 of this document), outlook, updates, our multi-year dividend growth program, our multi-year share purchase program, and statements about anticipated trends regarding our business and the environment in which we operate (in particular: Section 1 Discussion of operations). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. The assumptions on which our annual targets for 2017 are based are discussed in Section 1.7 of this document. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•      Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of new wireless networks and the success of new products, new services and supporting systems, such as Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on average revenue per subscriber unit per month (ARPU) and churn for all services (wireless and wireline), as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and increasing availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•      Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services; the increasing number of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services from wireless services; and disruptive technologies such as OTT Internet protocol (IP) services that may displace our services including TV and entertainment services, and impact revenue.

•      Technology including: subscriber demand for data that may challenge wireless networks and spectrum capacity levels in the future; our reliance on information technology and our need to understand and streamline our legacy systems; technology options, evolution paths and roll-out plans for wireless and wireline networks (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to and evolution of technology that we offer (such as TELUS TV); supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband networks at a reasonable cost and availability, and success of new products and services to be rolled out on such networks; network reliability and change management; and uncertainties around our strategy to replace certain legacy wireline networks, systems and services to reduce operating costs.

•      Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies such as 5G; utilizing newly acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•      Regulatory decisions and developments including: the potential of government intervention to further increase wireless competition; the Canadian Radio-television and Telecommunications Commission (CRTC) review of the Wireless Code; the CRTC wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside that favours certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the undetermined long-term impact of the CRTC’s wireline wholesale services review; the potential impacts from the CRTC’s decision to require pro-rated refunds when customers terminate their services; the CRTC’s examination of differential pricing practices related to Internet date plans; the impact from the review of Canada’ cultural policies by the Minister of Canadian Heritage; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services and timely and effective enforcement of related regulatory safeguards; and restrictions on non-Canadian ownership of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions.

•      Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•      Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (including our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits), the risk that transaction with BCE to acquire a portion of MTS’ wireless customers and dealers, including obtaining the necessary regulatory approvals, may not be completed and there being no assurance regarding the successful migration of such customers and dealers; the implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•      Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA) including the expected benefits of the immediately vesting transformative compensation initiative; business integrations; business process outsourcing; offshoring and reorganizations, including any FTE employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented, as required.

•      Financing and debt requirements including our ability to carry out financing activities and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•      Ability to sustain our dividend growth program through 2019 and ability to sustain and complete our multi-year share purchase program through 2019. These programs may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. The share purchase program may be affected by a change in our intention to purchase shares, and the assessment and determination of our Board from time to time, based on the Company’s financial position and outlook, and the market price of TELUS shares. Consequently, there can be no assurance that these programs will be maintained through 2019.

•      Taxation matters including: interpretation of complex tax laws by the tax authorities that may differ from our interpretations; changes in tax laws, including tax rates; tax expenses being materially different than anticipated; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and tax collection authorities adopting more aggressive auditing practices.

•      Litigation and legal matters including: our ability to defend successfully against investigations, regulatory proceedings, claims and lawsuits, including intellectual property infringement claims and class actions pending against us, as well as possible proceedings, intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions.

•      Health, safety and the environment, including lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuels systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•      Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyber attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•      Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada; future interest rates; inflation; unemployment levels; effects of low oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian/U.S. dollar exchange rates.

These risks are described in additional detail in Section 10 Risks and risk management in our 2016 Management’s discussion and analysis (MD&A), which will be filed concurrently with this document. That description is incorporated by reference in this cautionary statement but is not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this document.

Management’s review of operations (MRO)

February 9, 2017

Contents

Section	Description
1. Discussion of operations

1.1 Preparation of Management’s review of operations
1.2 Consolidated operations
1.3 Wireless segment
1.4 Wireline segment
1.5 Summary of consolidated quarterly results and trends
1.6 Performance scorecard (key performance measures)
1.7 Financial and operating targets for 2017

2. Changes in financial position
3. Discussion of cash flow results	3.1 Overview of cash flow results 3.2 Cash provided by operating activities 3.3 Cash used by investing activities 3.4 Cash provided (used) by financing activities
4. Definitions and reconciliations	4.1 Non-GAAP and other financial measures 4.2 Operating indicators

1.              Discussion of operations

This section contains forward-looking statements, including those with respect to our expectations for capitalization of long-term debt interest, deployment of wireless spectrum licences, ARPU growth, wireless retention spending and high-speed Internet subscriber growth trends as they relate to the future. There can be no assurance that we have accurately identified the trends based on past results, or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MRO.

1.1 Preparation of Management’s review of operations (MRO)

The following sections discuss the consolidated financial position and financial performance of TELUS for the three-month period and year ended December 31, 2016. The discussion should be read together with the accompanying summary financial information. Our operating and reportable segments are wireless and wireline. Segmented information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).

The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our use of the term IFRS in this MRO is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 4.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (www.sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (www.sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This document was reviewed by TELUS’ Audit Committee and approved by our Board of Directors for issuance on February 9, 2017.

In this MRO, unless otherwise indicated, results for the fourth quarter and full year of 2016 are compared with corresponding results from the fourth quarter and full year of 2015.

1.2 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented discussion is provided in Section 1.3 Wireless segment, Section 1.4 Wireline segment and in Section 3.3 Cash used by investing activities — capital expenditures.

Consolidated highlights

	Fourth quarters ended December 31			Years ended December 31
($ millions, unless noted otherwise)	2016	2015	Change	2016	2015	Change
Consolidated statements of income
Operating revenues	3,305	3,217	2.7%	12,799	12,502	2.4%
Operating expenses	3,069	2,757	11.3%	10,617	10,149	4.6%
Operating income	236	460	(48.7)%	2,182	2,353	(7.3)%
Financing costs	134	114	17.5%	520	447	16.3%
Income before income taxes	102	346	(70.5)%	1,662	1,906	(12.8)%
Income taxes	15	85	(82.4)%	426	524	(18.7)%
Net income	87	261	(66.7)%	1,236	1,382	(10.6)%
Net income attributable to Common Shares	81	261	(69.0)%	1,223	1,382	(11.5)%
Earnings per share (EPS) ($)
Basic EPS	0.14	0.44	(68.2)%	2.06	2.29	(10.0)%
Adjusted basic EPS [1]	0.53	0.54	(1.9)%	2.58	2.58	—
Diluted EPS	0.14	0.44	(68.2)%	2.06	2.29	(10.0)%
Dividends declared per Common Share ($)	0.48	0.44	9.1%	1.84	1.68	9.5%
Basic weighted-average Common Shares outstanding (millions)	591	598	(1.2)%	592	603	(1.8)%

Other operating highlights

	Fourth quarters ended December 31				Years ended December 31
($ millions, unless noted otherwise)	2016	2015	Change		2016	2015	Change
Subscriber connections [2] (thousands)					12,673	12,495	1.4%
EBITDA (earnings before interest, income taxes, depreciation and amortization) [1]	769	978	(21.3)%		4,229	4,262	(0.8)%
Restructuring and other costs [3]	348	99	n/m		479	226	111.9%
EBITDA — excluding restructuring and other costs [1]	1,117	1,077	3.7%		4,708	4,488	4.9%
Adjusted EBITDA [4]	1,110	1,077	3.1%		4,667	4,488	4.0%
Adjusted EBITDA margin [5] (%)	33.7	33.5	0.2	pts.	36.6	35.9	0.7	pts.
Free cash flow [1]	(191)	197	n/m		141	1,078	(86.9)%

Notations used in MRO: n/m — not meaningful; pts. — percentage points.

(1)         Non-GAAP and other financial measures. See Section 4.1.

(2)         The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV® subscribers (Optik TV® and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Subsequent to a review of our subscriber base during the first quarter of 2016, our 2016 opening postpaid wireless subscriber base was reduced by 45,000 and our 2016 opening high-speed Internet subscriber base was increased by 21,000.

(3)         In the fourth quarter of 2016, we recorded an immediately vesting transformative compensation expense of $305 million as part of other costs.

(4)         Adjusted EBITDA for all periods excludes restructuring and other costs. Adjusted EBITDA for the fourth quarter of 2016 excludes net gains and equity income of $7 million, related to real estate joint venture developments. Adjusted EBITDA for the full year of 2016 excludes: (i) a $15 million gain in the second quarter of 2016 from the exchange of wireless spectrum licences; and (ii) net gains and equity income of $26 million ($9 million in the second quarter, $10 million in the third quarter and $7 million in the fourth quarter) related to real estate joint venture developments.

(5)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of the Operating revenues excludes the net gains and equity income related to real estate joint venture developments, as well as the gain on exchanged wireless spectrum licences.

Operating revenues

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
Service	3,079	2,943	4.6%	12,000	11,590	3.5%
Equipment	209	243	(14.0)%	725	840	(13.7)%
Revenues arising from contracts with customers	3,288	3,186	3.2%	12,725	12,430	2.4%
Other operating income	17	31	(45.2)%	74	72	2.8%
	3,305	3,217	2.7%	12,799	12,502	2.4%

Consolidated operating revenues increased by $88 million in the fourth quarter of 2016 and $297 million for the full year of 2016.

•                  Service revenue increased by $136 million in the fourth quarter of 2016 and $410 million for the full year of 2016. The increases primarily reflect growth in wireline data services and wireless network revenue, partly offset by continuing decline in wireline voice revenues. Wireline data service revenue reflects increased Internet and enhanced data revenue, increased business process outsourcing revenue and increased TELUS TV revenue. Internet, enhanced data and TV revenues reflect subscriber growth and higher revenue per customer. Wireless network revenue reflects growth in blended average revenue per subscriber unit per month (ARPU) and the wireless subscriber base.

•                  Equipment revenue decreased by $34 million in the fourth quarter of 2016 and $115 million for the full year of 2016. This reflects a decline in wireless equipment revenue of $17 million for the fourth quarter and $77 million for the full year from a combination of higher per-unit subsidies and lower retention volumes, partly offset by higher-value smartphones in the sales mix. For the full year, the decrease in wireless equipment revenue was also affected by discontinuance of Black’s Photography revenue from the closure of stores in August 2015. In addition, wireline equipment revenue decreased by $17 million for the fourth quarter and $38 million for the full year, primarily from lower sales activity in the business market in part from the economic slowdown and a focus on providing managed services rather than equipment-only sales.

•                  Other operating income decreased by $14 million in the fourth quarter of 2016 and increased by $2 million for the full year of 2016. The decrease for the quarter was mainly due to non-recurrence of gains on the sale of certain real estate assets in the fourth quarter of 2015, partly offset by net gains and equity income on real estate joint venture developments in 2016. The increase for the full year was mainly due to net gains and equity income related to real estate joint venture developments, gains from the sale of property, plant and equipment in 2016, and the gain from the exchange of wireless spectrum licences in the second quarter of 2016, partly offset by non-recurrence of gains on the sale of certain real estate assets in the fourth quarter of 2015 and a decrease in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

For additional discussion on wireless and wireline revenues, see Section 1.3 Wireless segment and Section 1.4 Wireline segment.

Operating expenses

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
Goods and services purchased	1,574	1,482	6.2%	5,631	5,532	1.8%
Employee benefits expense	962	757	27.1%	2,939	2,708	8.5%
Depreciation	406	406	—	1,564	1,475	6.0%
Amortization of intangible assets	127	112	13.4%	483	434	11.3%
	3,069	2,757	11.3%	10,617	10,149	4.6%

Operating expenses increased by $312 million in the fourth quarter of 2016 and $468 million for the full year of 2016. This increase included the immediately vesting transformative compensation expense (transformative compensation) of $305 million recorded in the fourth quarter of 2016.

•                  Goods and services purchased increased by $92 million in the fourth quarter of 2016 and $99 million for the full year of 2016. The increases were due to higher wireless acquisition and retention spending (including the effect of higher supplier cost of handsets partially due to the decline in the Canadian dollar exchange rate vs. the U.S. dollar over the last two years), as well as increased roaming costs. The increases were also due to higher wireline network operating and administrative costs to support our growing subscriber base, higher advertising and promotional expenses in support of bundled offerings and our response to heightened competitive intensity, as well as higher TV costs of sales due to a larger subscriber base, partly offset by lower transit and termination costs, ongoing operational efficiency and effectiveness initiatives, and lower equipment costs related to the decline in equipment revenue.

•                  Employee benefits expense increased by $205 million in the fourth quarter of 2016 and $231 million for the full year of 2016, mainly due to the transformative compensation expense of $305 million recorded in the fourth quarter of 2016. The transformative compensation was paid to substantially all of our existing unionized and non-unionized Canadian-situated workforces; a portion of the after-tax value for certain lump-sum recipients was paid in Common Shares purchased in the market for that purpose under our normal course issuer bid (NCIB) by an employee benefit plan trust. The one-time payment to unionized employees in the fourth quarter of 2016 represents both a one-time payment in lieu of wage increases for the period July 1, 2016 to December 31, 2018 (a period of 30 months) and a one-time payment as compensation for reductions in certain premium payments and paid time-off provisions that underpin future productivity improvements. A similar approach with respect to salary increases was adopted for management employees. For most of our current Canadian-situated management employees, there was a one-time payment in the fourth quarter of 2016 in lieu of general salary increases for 2017 and 2018. For the unionized and non-unionized workforces, approximately 40% of the after-tax value of such qualifying lump-sum payments was paid in our Common Shares by way of an employee benefit trust.

For substantially all of our Canadian-situated employees, the next salary increases are planned for 2019. This arrangement will provide us with financial flexibility to make the necessary growth and retention investments within a competitive environment.

Excluding the transformative compensation expense, Employee benefits expense reflects a decrease in employee compensation of $100 million in the fourth quarter and a $74 million decrease for the full year. These decreases resulted mainly from lower employee-related restructuring costs and realizing the benefits from operational efficiency and effectiveness initiatives, partly offset by an increase in TELUS International (Cda) Inc. (TELUS International) employees and compensation to support growth in business process outsourcing revenue.

•                  For additional discussion on wireless and wireline Goods and services purchased and Employee benefits expenses, see Section 1.3 Wireless segment and Section 1.4 Wireline segment.

•                  Depreciation was unchanged in the fourth quarter of 2016 and increased by $89 million for the full year of 2016. The increase for the full year was due to the impact of our continuing program of asset life studies and increased expenditures associated with capital assets (such as the broadband network and the wireless LTE network), partly offset by asset retirements of $9 million in 2015 relating to the closure of Black’s Photography retail stores.

•                  Amortization of intangible assets increased by $15 million in the fourth quarter of 2016 and $49 million for the full year of 2016. This reflects increased expenditures associated with the intangible asset base, partially offset by software asset life adjustments arising from our continuing program of asset life studies.

Operating income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
Wireless EBITDA (See Section 1.3)	598	628	(4.8)%	2,906	2,806	3.6%
Wireline EBITDA (See Section 1.4)	171	350	(51.1)%	1,323	1,456	(9.1)%
Depreciation and amortization (discussed above)	(533)	(518)	(2.9)%	(2,047)	(1,909)	(7.2)%
Operating income	236	460	(48.7)%	2,182	2,353	(7.3)%

Operating income decreased by $224 million in the fourth quarter of 2016 and $171 million for the full year of 2016. Excluding the effects of the $305 million transformative compensation expense recorded in the fourth quarter of 2016, Operating income increased by $81 million in the fourth quarter and $134 million for the full year. For discussion of consolidated EBITDA and adjusted EBITDA, please see Other operating highlights, which follows later in this section.

Financing costs

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
Gross interest expenses	142	133	6.8%	554	515	7.6%
Capitalized long-term debt interest	(12)	(18)	33.3%	(52)	(45)	(15.6)%
Employee defined benefit plans net interest	3	7	(57.1)%	6	27	(77.8)%
Interest (income)	(2)	(4)	50.0%	(3)	(25)	88.0%
Foreign exchange losses (gains)	3	(4)	n/m	15	(25)	n/m
	134	114	17.5%	520	447	16.3%

Financing costs increased by $20 million in the fourth quarter of 2016 and $73 million for the full year of 2016.

•                  Gross interest expenses, prior to capitalization of long-term debt interest, increased by $9 million in the fourth quarter of 2016 and $39 million for the full year of 2016, primarily due to the increase in average long-term debt balances outstanding, including the full-year impact of increased debt related to the purchase of spectrum licences in 2015, partly offset by a reduction in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International credit facility) was 4.22% at December 31, 2016, as compared to 4.32% one year earlier.

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during spectrum auctions held by Innovation, Science and Economic Development Canada, which we expect to deploy in our existing network in future periods. Capitalization of long-term debt interest occurs until substantially all of the activities necessary to prepare the spectrum for its intended use are complete; effectively when cell sites that can utilize the spectrum are ready to be put into service. Capitalization of interest is expected to cease in 2017.

•                  Employee defined benefit plans net interest decreased by $4 million in the fourth quarter of 2016 and $21 million for the full year of 2016, mainly from the decrease in the defined benefit plan deficit at December 31, 2015, to $53 million from $598 million one year earlier, partly offset by a higher discount rate.

•                  Interest income was higher in 2015 and was derived primarily from interest income related to the settlement of prior years’ income-tax related matters.

•                  Foreign exchange losses (gains) have fluctuated as the weakening of the Canadian dollar relative to the U.S. dollar in 2016 was combined with the increase in 2016 of foreign exchange derivatives being designated as held for hedging, rather than designated as held for trading.

Income taxes

	Fourth quarters ended December 31				Years ended December 31
($ millions, except tax rates)	2016	2015	Change		2016	2015	Change
Income tax computed at applicable statutory rates	30	93	(67.7)%		444	505	(12.1)%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(5)	—	n/m		(4)	48	n/m
Adjustments recognized in the current period for income taxes of prior periods	(9)	(7)	(28.6)%		(12)	(30)	60.0%
Other	(1)	(1)	—		(2)	1	n/m
Income taxes	15	85	(82.4)%		426	524	(18.7)%
Income taxes computed at applicable statutory rates (%)	29.7	26.7	3.0	pts.	26.7	26.5	0.2	pts.
Effective tax rate (%)	14.7	24.6	(9.9	)pts.	25.6	27.5	(1.9	)pts.

Total income tax expense decreased by $70 million in the fourth quarter of 2016 and $98 million for the full year of 2016, primarily due to lower Income before income taxes, including the effects of the transformative compensation expense recorded in the fourth quarter of 2016. The decreases also resulted from revaluations of deferred income tax liabilities in 2016 to reflect the provincial income tax rate reduction in Quebec beginning in 2017, the $48 million non-cash adjustment in the second quarter of 2015 to revalue deferred income tax liabilities arising from an increase in the Alberta provincial corporate tax rate, partly offset for the full year by lower recoveries related to the settlement of prior years’ income tax-related matters (excluding related interest income).

Analysis of Net income

	Fourth quarters ended December 31			Years ended December 31
($)	2016	2015	Change	2016	2015	Change
Net income attributable to Common Shares	81	261	(180)	1,223	1,382	(159)
Add back (deduct):
Restructuring and other costs, after income taxes	255	72	183	351	166	185
(Favourable) unfavourable income tax-related adjustments	(15)	(9)	(6)	(17)	1	(18)
Net gains and equity income from real estate joint venture developments, after income taxes	(5)	—	(5)	(16)	—	(16)
Gain on the exchange of wireless spectrum licences, after income taxes	—	—	—	(13)	—	(13)
Asset retirement from planned closure of Black’s, after income taxes	—	—	—	—	6	(6)
Adjusted net income	316	324	(8)	1,528	1,555	(27)

Net income attributable to Common Shares decreased by 69% in the fourth quarter of 2016 and 12% for the full year of 2016. Excluding restructuring and other costs, income tax-related adjustments, net gains and equity income from real estate joint venture developments in 2016, the gain on the exchange of wireless spectrum licences in 2016 and the asset retirement from the closure of Black’s Photography retail stores in 2015, adjusted Net income decreased by 2.5% in the fourth quarter of 2016 and 1.7% for the full year of 2016.

Analysis of basic EPS

	Fourth quarters ended December 31			Years ended December 31
($)	2016	2015	Change	2016	2015	Change
Basic EPS	0.14	0.44	(0.30)	2.06	2.29	(0.23)
Add back (deduct):
Restructuring and other costs, after income taxes, per share	0.43	0.12	0.31	0.60	0.28	0.32
Favourable income tax-related adjustments, per share	(0.03)	(0.02)	(0.01)	(0.03)	—	(0.03)
Net gains and equity income from real estate joint venture developments, after income taxes, per share	(0.01)	—	(0.01)	(0.03)	—	(0.03)
Gain on the exchange of wireless spectrum licences, after income taxes, per share	—	—	—	(0.02)	—	(0.02)
Asset retirement from planned closure of Black’s, after income taxes, per share	—	—	—	—	0.01	(0.01)
Adjusted basic EPS	0.53	0.54	(0.01)	2.58	2.58	—

Basic EPS decreased by 68% in the fourth quarter of 2016 and 10% for the full year of 2016. The reduction in the number of shares outstanding, as a result of our normal course issuer bid (NCIB) program, net of share option exercises, contributed positively to basic EPS by approximately $0.01 in the fourth quarter of 2016 and $0.03 for the full year of 2016. Excluding restructuring and other costs, net gains and equity income from real estate joint venture developments, income tax-related adjustments, the gain on the exchange of wireless spectrum licences and the asset retirement from the closure of Black’s Photography retail stores, adjusted basic EPS decreased by $0.01 in the fourth quarter of 2016 and was unchanged for the full year of 2016.

Comprehensive income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
Net income	87	261	(66.7)%	1,236	1,382	(10.6)%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	(5)	7	n/m	(15)	21	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	(167)	486	n/m	—	445	(100.0)%
Comprehensive income (loss)	(85)	754	n/m	1,221	1,848	(33.9)%

Comprehensive income decreased by $839 million in the fourth quarter of 2016 and $627 million for the full year of 2016, primarily due to changes in employee defined benefit plan re-measurement amounts and lower Net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

Other operating highlights

•                  During 2016, our total subscriber connections increased by 178,000, reflecting a 2.7% increase in wireless postpaid subscribers, a 5.7% increase in high-speed Internet subscribers and a 5.4% increase in TELUS TV subscribers partly offset by a 6.3% decline in wireless prepaid subscribers and a 6.3% decline in wireline residential NALs. See Section 1.3 Wireless segment and Section 1.4 Wireline segment for additional information.

•                  EBITDA includes restructuring and other costs, such as the $305 million transformative compensation expense recorded in other costs in the fourth quarter of 2016. EBITDA also includes net gains and equity income related to real estate joint venture developments recorded in the second, third and fourth quarters of 2016, and a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016. EBITDA decreased by $209 million in the fourth quarter of 2016 and $33 million for the full year of 2016.

•                  Adjusted EBITDA excludes restructuring and other costs, the real estate net gains and equity income, and the gain from the exchange of wireless spectrum licences, as noted above. Adjusted EBITDA increased by $33 million in the fourth quarter and $179 million for the full year of 2016 due to: growth in wireline data revenues and wireless network revenue improvements in Internet, business process outsourcing, TELUS TV and TELUS Health margins; and execution on our operational efficiency and effectiveness initiatives. This growth was partly offset by higher wireless acquisition and retention costs, continued declines in legacy wireline voice revenues, and for the full year, approximately $5 million of costs and revenue impacts, predominately in the wireline segment, related to the severe wildfires in northern Alberta. Had 2015 adjusted EBITDA also excluded the non-recurring gain on certain real estate assets in the fourth quarter of 2015, adjusted EBITDA would have reflected an increase of approximately $53 million or 5.1% in the fourth quarter of 2016, and an increase of approximately $199 million or 4.5% for the full year of 2016. (See Section 1.3 Wireless segment and Section 1.4 Wireline segment for additional details.)

•                  Dividends declared per Common Share were $0.48 in the fourth quarter of 2016 and $1.84 for the full year of 2016, reflecting increases of 9.1% from the fourth quarter of 2015 and 9.5% from the full year of 2015. This is consistent with our announced intention of sustained dividend growth of circa 10% per annum through 2016. On February 8, 2017, the Board declared a first quarter dividend of $0.48 per share on the issued and outstanding Common Shares, payable on April 3, 2017, to shareholders of record at the close of business on March 10, 2017. The first quarter dividend reflects a cumulative increase of $0.04 per share or 9.1% from the $0.44 per share dividend declared one year earlier, consistent with our announced intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019.

•                 Free cash flow decreased by $388 million in the fourth quarter of 2016 and $937 million for the full year of 2016. The decrease for the quarter resulted mainly from increased payments in respect of restructuring and other costs and the increase in capital expenditures (excluding spectrum licences). For the full year, the decrease was mainly due to the $391 million increase in capital expenditures (excluding spectrum licences), increased payments in respect of restructuring and other costs, as well as increases in income taxes paid and interest paid. These factors were partly offset by increases in EBITDA — excluding restructuring and other costs. (See Section 4.1 Non-GAAP and other financial measures.)

The increase in capital expenditures reflects our continued to focus on investments in broadband infrastructure, including our fibre-optic network, which also supports our small-cell technology strategy to improve coverage and prepares for a more efficient and timely evolution to 5G, as well as deployment of 700 MHz and 2500 MHz spectrum licences.

1.3 Wireless segment

Wireless trends and seasonality

The historical trend in wireless network revenue reflects growth in both our ARPU and subscriber base. This growth, coupled with higher-value smartphones in the sales mix, was partially offset by the decline in wireless equipment revenue, reflecting higher per-unit subsidies and lower retention volumes. Retention volumes declined due to (i) the effects on contract renewals of higher handset prices (including the effect of higher supplier costs due to depreciation of the Canadian dollar relative to the U.S. dollar over the last two years), as well as an increasing number of customers choosing to stay on month-to-month service; (ii) increased competitive intensity; and (iii) economic conditions resulting in customers purchasing fewer handsets.

The wireless ARPU growth trend has increased in 2016 due to a higher mix of data share plans and an increased mix of higher-rate plans including the newly launched Premium Plus plans in June 2016. This was partly offset by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, consumer response to increased frequency of customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots. ARPU is expected to continue to increase modestly in 2017, as a result of the continued growth in data usage and the ongoing shift in our subscriber base towards higher-value postpaid customers, as seen in the third and fourth quarters of 2016. However, the level of ARPU is highly dependent on competition, the economic environment, consumer behaviour, the regulatory environment, device selection and other factors, and, as a consequence, there cannot be assurance that ARPU growth will continue to materialize.

Retention spending as a percentage of network revenue has increased to 14.7% in 2016 from 13.9% in 2015, mainly from an increase in the sales mix of higher-subsidy smartphones and competitive pressures. While retention volumes decreased in 2016, we have generally experienced a higher volume of contract renewals than prior to 2015. We expect this trend to continue with two-year contracts in the consumer and small business base. We may also experience continuing pressure on our postpaid subscriber churn if competitive intensity continues, in part due to an increase in customers on expired contracts, as well as customers bringing their own devices and therefore not entering into term contracts. Accordingly, our wireless segment historical operating results and trends may not be reflective of results and trends for future periods.

Historically, there have been significant third and fourth quarter seasonal effects reflected in higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals in those quarters. These impacts can be more pronounced around popular device launches and seasonal events such as back to school, Black Friday and Christmas. The costs associated with higher seasonal loading volumes have typically resulted in sequential decreases in wireless EBITDA from the second quarter through to the fourth quarter, typically followed by sequential increases in wireless EBITDA from the fourth quarter through to the second quarter. Subscriber additions have generally been lowest in the first quarter. Historically, wireless ARPU has experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU has moderated, as unlimited nationwide voice plans have become more prevalent and chargeable voice and long distance spikes become less pronounced. In addition, customers are opting for higher capacity data plans resulting in less variability in chargeable data usage. See Section 8.2 Accounting policy developments in our annual 2016 MD&A for the timing of revenue recognition and classification of revenue effects of IFRS 15, Revenue from Contracts with Customers.

Wireless operating indicators

At December 31					2016	2015	Change
Subscribers (000s)
Postpaid[1]					7,550	7,352	2.7%
Prepaid					1,035	1,105	(6.3)%
Total					8,585	8,457	1.5%
Postpaid proportion of subscriber base (%)					87.9	86.9	1.0	pts.
HSPA+ population coverage [2] (millions)					35.7	35.7	—%
LTE population coverage [2] (millions)					35.2	34.9	0.9%

	Fourth quarters ended December 31				Years ended December 31
	2016	2015	Change		2016	2015	Change
Subscriber gross additions (000s)
Postpaid	297	273	8.8%		1,039	1,014	2.5%
Prepaid	101	98	3.1%		360	429	(16.1)%
Total	398	371	7.3%		1,399	1,443	(3.0)%
Subscriber net additions (000s)
Postpaid	87	62	40.3%		243	244	(0.4)%
Prepaid	(9)	(26)	65.4%		(70)	(68)	(2.9)%
Total	78	36	116.7%		173	176	(1.7)%
Blended ARPU, per month [3] ($)	66.24	63.74	3.9%		65.10	63.45	2.6%
Churn, per month [3] (%)
Blended	1.25	1.32	(0.07	)pts.	1.21	1.26	(0.05	)pts.
Postpaid	0.98	1.01	(0.03	)pts.	0.95	0.94	0.01	pts.
Cost of acquisition (COA) per gross subscriber addition [3] ($)	500	472	6.0%		455	418	8.9%
Retention spend to network revenue [3] (%)	17.9	17.0	0.9	pts.	14.7	13.9	0.8	pts.

(1)         Subsequent to a review of our subscriber base during the first quarter of 2016, our 2016 opening postpaid subscriber base was reduced by 45,000.

(2)         Including network access agreements with other Canadian carriers.

(3)         See Section 4.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

Operating revenues — Wireless segment

	Fourth quarters ended December 31			Years ended December 31
($ millions, except ratios)	2016	2015	Change	2016	2015	Change
Network revenue	1,681	1,595	5.4%	6,541	6,298	3.9%
Equipment and other service revenues	155	170	(8.8)%	537	626	(14.2)%
Revenues arising from contracts with customers	1,836	1,765	4.0%	7,078	6,924	2.2%
Other operating income	5	7	(28.6)%	37	9	n/m
External operating revenues	1,841	1,772	3.9%	7,115	6,933	2.6%
Intersegment network revenue	15	17	(11.8)%	58	61	(4.9)%
Total operating revenues	1,856	1,789	3.7%	7,173	6,994	2.6%

Network revenue from external customers increased by $86 million in the fourth quarter of 2016 and $243 million for the full year of 2016. Data network revenue increased by 10.7% in the fourth quarter of 2016 and 9.4% for the full year of 2016, reflecting: (i) a larger proportion of higher-rate two-year plans in the revenue mix, including the newly launched Premium Plus plans in June 2016; (ii) a larger proportion of customers selecting plans with larger data buckets or topping up their data buckets; (iii) growth in the subscriber base; (iv) a higher postpaid subscriber mix; and (v) increasing data usage from data-intensive devices. Voice network revenue decreased by 1.3% in the fourth quarter of 2016 and 2.8% for the full year of 2016 due to the increased adoption of unlimited nationwide voice plans and continued but moderating substitution to data services, partly offset by growth in the subscriber base.

•                  Monthly blended ARPU was $66.24 in the fourth quarter and $65.10 for the full year of 2016, reflecting increases of $2.50 or 3.9% for the quarter and $1.65 or 2.6% for the full year. The increases were primarily driven by effects of higher data network revenue (as described above), partly offset by continued declines in voice revenue.

•                  Gross subscriber additions increased by 27,000 in the fourth quarter of 2016, but decreased by 44,000 for the full year of 2016. Postpaid gross additions increased by 24,000 in the fourth quarter of 2016 and 25,000 for the full year of 2016. The increases in postpaid gross additions were due to the success of targeted promotions and our focused marketing efforts on higher-value postpaid loading, partly offset by competitive intensity and the effects of the economic slowdown, particularly in Alberta. Prepaid gross additions increased by 3,000 in the fourth quarter of 2016, primarily due to the success of the Public Mobile brand. For the full year, prepaid gross activations decreased by 69,000 mainly from competitive intensity, lower-priced postpaid offers and our focused marketing efforts on higher-value postpaid loading.

•                  Our average monthly postpaid subscriber churn rate was 0.98% in the fourth quarter of 2016 and 0.95% for the full year of 2016, as compared to 1.01% and 0.94%, respectively, in the same periods in 2015. The continuing low postpaid subscriber churn rates during the fourth quarter and full year period of 2016 reflect our focus on executing on customers first initiatives and retention programs, partly offset by competitive intensity and the effects of the economic slowdown, particularly in Alberta, and for the full year, the simultaneous expiration of two-year and three-year customer contracts in the first half of 2016. Our blended monthly subscriber churn rate was 1.25% in the fourth quarter of 2016 and 1.21% for the full year of 2016, as compared to 1.32% and 1.26%, respectively, in the same periods in 2015. The improvement in our blended subscriber churn rates during the fourth quarter and full year of 2016 reflect improvements in the prepaid churn rates, as well as an increase in the mix of postpaid subscribers.

•                  Net subscriber additions increased by 42,000 in the fourth quarter of 2016 due to increased gross additions and an improvement in our blended monthly churn rate. For the full year of 2016, net subscriber additions declined 3,000 due to lower gross additions, partly offset by an improvement in blended monthly churn rate. Postpaid net additions increased by 25,000 in the fourth quarter of 2016 and decreased by 1,000 for the full year of 2016, due to the factors affecting gross subscriber additions and postpaid churn described above. Prepaid subscribers decreased by 9,000 in the fourth quarter of 2016 and 70,000 for the full year of 2016, as compared to decreases of 26,000 and 68,000, respectively, in the same periods in 2015. The reduction in prepaid subscribers in all periods reflects conversions to postpaid services (due to our marketing efforts focused on higher-value postpaid loading) and increased competition for prepaid services.

Equipment and other service revenues decreased by $15 million in the fourth quarter of 2016 and $89 million for the full year 2016, resulting from a combination of higher per-unit subsidies, lower retention volumes, competitive intensity and the discontinuance of Black’s Photography revenue from the closure of stores in August 2015, partly offset by increased postpaid gross additions and higher-value smartphones in the sales mix.

Other operating income decreased by $2 million in the fourth quarter of 2016 and increased by $28 million in the full year of 2016. The decrease for the quarter resulted from the non-recurrence of gains on the sale of certain real estate assets in 2015, partly offset by net gains and equity income related to real estate joint venture developments in 2016. The increase for the full year was mainly due to net gains and equity income related to real estate joint venture developments, gains from the sale of property, plant and equipment in 2016, and the gain from the exchange of wireless spectrum licences in the second quarter of 2016.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated wireline expenses.

Operating expenses — Wireless segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
Goods and services purchased:
Equipment sales expenses	513	480	6.9%	1,684	1,623	3.8%
Network operating expenses	200	190	5.3%	773	759	1.8%
Marketing expenses	131	129	1.6%	420	436	(3.7)%
Other[1]	181	166	9.0%	667	653	2.1%
Employee benefits expense1 2	233	196	18.9%	723	717	0.8%
Wireless operating expenses	1,258	1,161	8.4%	4,267	4,188	1.9%

(1)                                 Includes restructuring and other costs. See Section 4.1 Non-GAAP and other financial measures.

(2)                                 Includes transformative compensation expense of $70 million recorded in other costs in the fourth quarter of 2016.

Total wireless operating expenses increased by $97 million in the fourth quarter of 2016 and $79 million for the full year of 2016.

Equipment sales expenses increased by $33 million in the fourth quarter of 2016 and $61 million for the full year of 2016, reflecting an increase in higher-value smartphones in the sales mix, including premium devices on Premium Plus plans, and increasing handset costs (including the effect of higher supplier costs due to depreciation of the Canadian dollar relative to the U.S. dollar over the last two years) and increased postpaid gross additions, partly offset by lower retention volumes, and by lower cost of sales from the closure of Black’s Photography stores in August 2015.

•                  Retention costs as a percentage of network revenue were 17.9% in the fourth quarter of 2016 and 14.7% for the full year of 2016, compared to 17.0% in the fourth quarter of 2015 and 13.9% for the full year of 2015. The increases were driven by higher per-unit subsidy costs including the impacts of the newly launched Premium Plus plans in June 2016 reflecting the factors noted in Equipment sales expense above, partly offset by lower retention volumes and lower associated commissions.

•                  COA per gross subscriber addition was $500 in the fourth quarter of 2016 and $455 for the full year of 2016, reflecting increases of $28 and $37, respectively, in the same periods in 2015. These increases reflect the factors noted in Equipment sales expense above and in the quarter, increased advertising and promotional costs, partly offset by lower commissions.

Network operating expenses increased by $10 million in the fourth quarter of 2016 and $14 million for the full year of 2016. The increases were mainly due to increased roaming volumes, partly offset by lower maintenance costs.

Marketing expenses increased by $2 million in the fourth quarter of 2016 and decreased by $16 million for the full year of 2016. Advertising and promotional expenses were higher during the fourth quarter from seasonal marketing activities, however were generally lower for the full year. In addition, both the fourth quarter and the full year marketing expenses benefitted from lower commission expenses driven by lower retention volumes.

Other goods and services purchased increased by $15 million in the fourth quarter of 2016 and $14 million for the full year of 2016, primarily due to increases in external labour, higher non-labour restructuring and other costs in the quarter, and higher bad debt provisions resulting from a larger subscriber base, partly offset in the full year by lower non-labour restructuring and other costs from provisions for the closure of Black’s Photography retail stores during the third quarter of 2015.

Employee benefits expense increased by $37 million in the fourth quarter of 2016 and $6 million for the full year of 2016, mainly due to the $70 million transformative compensation expense recorded in the fourth quarter of 2016 (see discussion under Employee benefits expense in Section 1.2). Excluding the transformative compensation expense, employee compensation decreased by $33 million in the fourth quarter and $64 million for the full year, mainly due to lower employee-related restructuring costs and realizing benefits from ongoing operational efficiency and effectiveness initiatives.

EBITDA — Wireless segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2016	2015	Change		2016	2015	Change
EBITDA	598	628	(4.7)%		2,906	2,806	3.6%
Restructuring and other costs included in EBITDA[1]	85	25	n/m		121	81	49.4%
EBITDA — excluding restructuring and other costs	683	653	4.6%		3,027	2,887	4.8%
Deduct gain on sale of wireless spectrum licences	—	—	—		(15)	—	n/m
Deduct net gains and equity income from real estate joint venture developments	(4)	—	n/m		(12)	—	n/m
Adjusted EBITDA[2]	679	653	4.0%		3,000	2,887	3.9%
EBITDA margin (%)	32.2	35.1	(2.9	)pts.	40.5	40.1	0.4	pts.
Adjusted EBITDA margin (%)[3]	36.7	36.5	0.2 pts.		42.0	41.3	0.7	pts.

(1)                                 Includes transformative compensation expense of $70 million recorded in other costs in the fourth quarter of 2016.

(2)                                 See description under EBITDA in Section 4.1.

(3)                                 The calculation of the Adjusted EBITDA margin excludes the net gains and equity income on real estate joint venture developments from both EBITDA and Operating revenues, and excludes restructuring and other costs from EBITDA.

Wireless EBITDA decreased by $30 million in the fourth quarter of 2016 and increased by $100 million for the full year of 2016. The decrease for the quarter was mainly due to the transformative compensation expense recorded in the fourth quarter of 2016. Wireless adjusted EBITDA increased by $26 million in the fourth quarter of 2016 and $113 million for the full year of 2016, reflecting network revenue growth driven by higher ARPU and a larger customer base, as well as executing on ongoing operational efficiency and effectiveness initiatives, partly offset by higher acquisition and retention spending. Had 2015 adjusted EBITDA also excluded the non-recurring gain on certain real estate assets in the fourth quarter of 2015, wireless adjusted EBITDA would have reflected an increase of approximately $33 million or 5.1% in the fourth quarter of 2016, and an increase of approximately $120 million or 4.2% for the full year of 2016.

1.4 Wireline segment

Wireline trends

The trend of increasing wireline data service revenue reflects growth in business process outsourcing services, high-speed Internet and enhanced data services, TELUS TV revenues and TELUS Health revenues, and is partly offset by declining data equipment revenues. The increases in Internet and TV service revenues are being generated by higher revenue per customer and subscriber growth. The trend of declining wireline voice revenues is due to technological substitution and greater use of inclusive long distance and lower wholesale volumes competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors, as well as technological substitution to wireless and IP-based services and applications, continuing increased competition in the small and medium-sized business market, and the impact of the economic slowdown.

High-speed Internet subscriber base growth slowed in 2016, primarily from the impact of the economic slowdown and competitive intensity; however, we expect continued subscriber growth as the economy recovers and as we continue our investments in expanding our fibre-optic network. TELUS TV subscriber base growth has moderated due to a declining overall market for paid TV services, resulting from the economic slowdown, the high rate of market penetration and increased competition, including from over-the-top (OTT) services. Residential network access line (NAL) losses continue to reflect the economic slowdown and the ongoing trend of substitution to wireless and Internet-based services.

Wireline operating indicators

At December 31 (000s)				2016	2015	Change
Subscriber connections:
High-speed Internet[1]				1,655	1,566	5.7%
TELUS TV				1,059	1,005	5.4%
Residential network access lines (NALs)				1,374	1,467	(6.3)%
Total wireline subscriber connections [1]				4,088	4,038	1.2%

	Fourth quarters ended December 31			Years ended December 31
(000s)	2016	2015	Change	2016	2015	Change
Subscriber net additions (losses):
High-speed Internet[1]	24	22	9.1%	68	91	(25.3)%
TELUS TV	16	25	(36.0)%	54	89	(39.3)%
Residential NALs	(22)	(24)	8.3%	(93)	(89)	(4.5)%
Total wireline subscriber connection net additions	18	23	(21.7)%	29	91	(68.1)%

(1)           Subsequent to a review of our subscriber base during the first quarter of 2016, our 2016 opening high-speed Internet subscriber base was increased by 21,000.

Operating revenues — Wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
Data services and equipment	1,051	991	6.1%	4,059	3,772	7.6%
Voice services	340	358	(5.0)%	1,363	1,496	(8.9)%
Other services and equipment	61	72	(15.3)%	225	238	(5.5)%
Revenues arising from contracts with customers	1,452	1,421	2.2%	5,647	5,506	2.6%
Other operating income	12	24	(50.0)%	37	63	(41.3)%
External operating revenues	1,464	1,445	1.3%	5,684	5,569	2.1%
Intersegment revenue	51	44	15.9%	194	174	11.5%
Total operating revenues	1,515	1,489	1.7%	5,878	5,743	2.4%

Total wireline operating revenues increased by $26 million in the fourth quarter of 2016 and $135 million for the full year of 2016.

•                  Data services and equipment revenues increased by $60 million in the fourth quarter of 2016 and $287 million for the full year of 2016. The increases were primarily due to: (i) increased Internet and enhanced data service revenues resulting from a 5.7% increase in our high-speed Internet subscribers over 12 months, higher revenue per customer from upgrades to faster Internet speeds and larger usage Internet rate plans, subscribers coming off of promotional offers, the phased-in introduction of usage-based billing in 2015 and certain rate increases; (ii) growth in business process outsourcing revenues; and (iii) increased TELUS TV revenues resulting from a 5.4% subscriber growth over 12 months and higher revenue per customer including certain rate increases. This growth was partly offset by the ongoing decline in legacy data services, as well as a decline in data equipment revenues in the business market related to the economic slowdown, particularly in Alberta.

•                  Voice services revenues decreased by $18 million in the fourth quarter of 2016 and $133 million for the full year of 2016. The decreases reflect the ongoing decline in legacy revenues from technological substitution, the economic slowdown, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use including lower wholesale volumes, partially offset by certain rate increases. We experienced a 6.3% decline in residential NALs in the year.

•                  Wireline subscriber connections net additions were 18,000 in the fourth quarter of 2016 and 29,000 for the full year of 2016, reflecting decreases of 5,000 and 62,000, respectively, over the same periods in 2015.

Net additions of high-speed Internet subscribers increased by 2,000 in the fourth quarter of 2016 and decreased by 23,000 for the full year of 2016. The increase in the fourth quarter of 2016 was driven by the continued expansion of our high-speed broadband footprint, including fibre to the premises and the pull-through impact from the continued adoption of Optik TV. The decrease for the full year of 2016 was due to the effects of heightened competitive intensity and the impact of the economic slowdown in Alberta, resulting in increased churn. Net additions of TELUS TV subscribers were down 9,000 in the fourth quarter of 2016 and 35,000 for the full year of 2016. The decreases reflected lower gross additions, a higher customer churn rate and a decline in satellite-TV subscribers due a declining overall market for paid TV services resulting from the economic slowdown in Alberta, a high rate of market penetration and the effects of heightened competitive intensity including OTT services. These pressures were partly offset by the continued focus on expanding our addressable high-speed Internet and Optik TV footprint, connecting more homes and business directly to fibre, and bundling these services together. This contributed to combined Internet and TV subscriber growth of 122,000 or 4.7% in 2016.

Residential NAL losses were 22,000 in the fourth quarter of 2016 and 93,000 for the full year of 2016, as compared to NAL losses of 24,000 and 89,000, respectively, for the same periods in 2015. The residential NAL losses continue to reflect the economic slowdown, the ongoing trend of substitution to wireless and Internet-based services, and increased competition, partially mitigated by the success of our bundled service offerings and our customers first initiatives.

•                  Other services and equipment revenues decreased by $11 million in the fourth quarter and $13 million for the full year of 2016, mainly due to declines in voice equipment sales.

Other operating income decreased by $12 million in the fourth quarter of 2016 and $26 million for the full year of 2016, mainly due to non-recurrence of gains on the sale of certain real estate assets in the fourth quarter of 2015, as well as a decrease in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities. Partly offsetting these were net gains and equity income on real estate joint venture developments in 2016.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated wireless expenses.

Operating expenses — Wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
Goods and services purchased [1]	615	578	6.4%	2,339	2,296	1.9%
Employee benefits expense 1 2	729	561	29.9%	2,216	1,991	11.3%
Wireline operating expenses	1,344	1,139	18.0%	4,555	4,287	6.3%

(1)                                 Includes restructuring and other costs. See Section 4.1 Non-GAAP and other financial measures.

(2)                                 Includes transformative compensation expense of $235 million recorded in other costs in the fourth quarter of 2016.

Total wireline operating expenses increased by $205 million in the fourth quarter of 2016 and $268 million for the full year of 2016, primarily due to the following factors:

Goods and services purchased increased by $37 million in the fourth quarter of 2016 and $43 million for the full year of 2016, due to increased network operating and administrative costs to support our growing subscriber base, and higher advertising and promotional expenses related to bundled offerings and in response to heightened competitive intensity, as well as higher TELUS TV costs of sales, partly offset by lower transit and termination costs and lower equipment costs related to declining equipment revenue.

Employee benefits expense increased by $168 million in the fourth quarter of 2016 and $225 million for the full year of 2016, mainly due to the transformative compensation expense recorded in the fourth quarter of 2016 (see discussion under Employee benefits expense in Section 1.2). Excluding the transformative compensation expense, Employee benefits expense decreased by $67 million in the fourth quarter and $10 million for the full year. These decreases were mainly due to lower employee-related restructuring costs, a lower defined benefit pension plan expense and a decrease in employee compensation in the fourth quarter from operational efficiency and effectiveness initiatives, partly offset by an increase in TELUS International employees and compensation supporting growing business process outsourcing revenue.

EBITDA — wireline segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2016	2015	Change		2016	2015	Change
EBITDA	171	350	(51.1)%		1,323	1,456	(9.1)%
Restructuring and other costs included in EBITDA[1]	263	74	n/m	%	358	145	146.9%
EBITDA — excluding restructuring and other costs	434	424	2.4%		1,681	1,601	5.0%
Deduct net gains and equity income from real estate joint venture developments	(3)	—	n/m		(14)	—	n/m
Adjusted EBITDA[2]	431	424	1.7%		1,667	1,601	4.1%
EBITDA margin (%)	11.3	23.5	(12.2	)pts.	22.5	25.4	(2.9	)pts.
Adjusted EBITDA margin[3] (%)	28.5	28.5	—		28.4	27.9	0.5	pts.

(1)                                 Includes transformative compensation expense of $235 million recorded in other costs in the fourth quarter of 2016.

(2)                                 See description under EBITDA in Section 4.1.

(3)                                 The calculation of the Adjusted EBITDA margin excludes the net gains and equity income on real estate joint venture developments from both EBITDA and Operating revenues, and excludes restructuring and other costs from EBITDA.

Wireline EBITDA decreased by $179 million in the fourth quarter and $133 million for the full year of 2016, mainly due to the transformative compensation expense recorded in the fourth quarter of 2016. Wireline adjusted EBITDA increased by 1.7% in the fourth quarter of 2016 and 4.1% for the full year of 2016, as compared to operating revenue increases of 1.5% in the fourth quarter of 2016 and 2.1% for the full year of 2016, excluding the net revenue impacts from the real estate joint venture developments. This reflects our execution on cost efficiency programs, as well as improving margins in data services, including Internet, business process outsourcing services, TELUS TV and TELUS Health services. Had 2015 adjusted EBITDA also excluded the non-recurring gain on certain real estate assets in the fourth quarter of 2015, wireline adjusted EBITDA would have reflected an increase of approximately $20 million or 5.0% in the fourth quarter of 2016, and an increase of approximately $79 million or 5.0% for the full year of 2016.

1.5 Summary of consolidated quarterly results and trends

Refer to the annual 2016 Management’s discussion and analysis (MD&A) for information regarding our summary of consolidated quarter results and our discussion of consolidated trends.

1.6 Performance scorecard (key performance measures)

In 2016, we achieved three of four original consolidated targets and all of our original segment targets, missing only the target for capital expenditures. In respect of updated guidance provided for five targets with our second quarter results, we achieved the revised target for consolidated revenue, consolidated EBITDA — excluding restructuring and other costs, and wireless segment EBITDA — excluding restructuring and other costs. We did not achieve the revised guidance for capital expenditures or wireline external revenue. Our original targets were announced on February 11, 2016.

We achieved our consolidated revenue target primarily due to growth in wireless network revenue, which exceeded the high end of our target range. Wireless network revenue growth resulted from higher than expected ARPU (driven by increased data usage) and growth in our subscriber base. Wireline revenues were slightly below the revised bottom end of our target range due to slower than anticipated growth in data revenues, continued declines in legacy voice services and lower business spending than expected in the second half of 2016.

We met our target for consolidated EBITDA — excluding restructuring and other costs. Our target for wireless EBITDA — excluding restructuring and other costs was met due to an increase in network revenue and executing on operational efficiency and effectiveness initiatives, partially offset by higher acquisition and retention spending. Our target for wireline EBITDA — excluding restructuring and other costs was met due to executing on our efficiency and effectiveness initiatives and improved margins in enhanced data services, TELUS TV services, business process outsourcing services and TELUS Health services.

Our basic EPS of $2.06 for 2016 included the effect of the transformative compensation expense recorded in other costs of $0.38 in the fourth quarter of 2016; however, the target for basic EPS did not include this expense. When the effects of the transformative compensation expense are excluded from basic EPS, we met our target range.

Our capital expenditures in 2016 exceeded both our original target and revised guidance, as we continued to focus on investments in broadband infrastructure, including our fibre-optic network, which also supports our small-cell technology strategy to improve coverage and prepares for a more efficient and timely evolution to 5G, as well as deployment of 700 MHz and 2500 MHz spectrum licences.

The following scorecard compares TELUS’ performance to our original or revised 2016 targets and also presents our 2017 targets. Our capital structure financial policies and report on financing and capital structure management plans are described in Section 4.3 of our 2016 annual MD&A. Our 2017 targets, plans and assumptions are forward-looking statements and should be read together with the Caution regarding forward-looking statements at the beginning of this MRO. (See also Section 10 — Risks and risk management in the 2016 annual MD&A.)

Scorecard

2016 performance
	Actual results and growth	Original or revised targets[4] and growth	Result	2017 targets and growth[5]
Consolidated
Revenues	$12.799 billion 2.4%	$12.775 to $12.875 billion4a 2.2 to 3.0%	✓	$13.120 to $13.250 billion 2.5 to 3.5%
EBITDA — excluding restructuring and other costs[1]	$4.708 billion 4.9%	$4.650 to $4.755 billion4b 3.6 to 6.0%	✓	$4.850 to $4.995 billion 3.0 to 6.0%
Basic EPS	$2.06 (10.0)%	—	—	—
Basic EPS[2]	$2.44 6.6%	$2.40 to $2.56 5.0 to 12.0%	✓	$2.49 to $2.64 2.0 to 8.0%
Capital expenditures[3]	$2.968 billion	Approx. $2.85 billion4c	X	Approx. $2.9 billion
Wireless segment
Network revenue (external)	$6.541 billion 3.9%	$6.425 to $6.490 billion 2.0 to 3.0%	✓	—
EBITDA — excluding restructuring and other costs	$3.027 billion 4.8%	$3.000 to $3.060 billion4d 3.9 to 6.0%	✓	—
Wireline segment
Revenue (external)	$5.684 billion 2.1%	$5.705 to $5.735 billion4e 2.4 to 3.0%	X	—
EBITDA — excluding restructuring and other costs	$1.681 billion 5.1%	$1.650 to $1.695 billion 3.0 to 6.0%	✓	—

Met target ✓; Missed target X.

(1)         See description in Section 4.1 Non-GAAP and other financial measures.

(2)         Our target for basic EPS excluded the transformative compensation of $0.38 per share recorded in other costs in the fourth quarter of 2016; actual results adjusted to exclude the transformative compensation expense.

(3)         Excludes expenditures for spectrum licences.

(4)         Targets were revised in the second quarter of 2016 to reflect improved performance in wireless and wireline, and the general positive environment for generational capital investments in broadband infrastructure.

(4a)                          The original target for Consolidated revenues was $12.750 to $12.875 billion, or an increase of 2.0 to 3.0%.

(4b)                          The original target for Consolidated EBITDA — excluding restructuring and other costs was $4.625 to $4.755 billion, or an increase of 3.0 to 6.0%.

(4c)                           The original target for Capital expenditures was $2.65 billion.

(4d)                          The original target for wireless segment EBITDA — excluding restructuring and other costs was $2.975 to $3.060 billion, or an increase of 3.0 to 6.0%.

(4e)                           The original target for wireline segment external revenue was $5.680 to $5.735 billion, or an increase of 2.0 to 3.0%.

(5)         Targets exclude the effect of the pending agreement with BCE Inc. (BCE), pursuant to which we would acquire a portion of Manitoba Telecom Services Inc.’s (MTS’) postpaid wireless subscribers and dealer locations in Manitoba, dependent on the successful completion of BCE’s acquisition of MTS.

We made the following key assumptions when we announced the 2016 targets in February 2016.

Assumptions for 2016 targets and result

•                  Our economic assumptions are based on a composite of estimates from Canadian banks and other sources. Our original assumptions for 2016 were: (i) moderately higher economic growth in Canada of 1.7%, up from an estimated 1.1% in 2015; (ii) for our incumbent local exchange carrier (ILEC) provinces in Western Canada, economic growth in B.C. in the range of 2.0% to 2.5% and economic growth in Alberta in the range of 0.5% to 1.0%, in part due to low oil prices.

In our MD&A for the first quarter of 2016, we revised our 2016 economic growth (contraction) assumptions to 1.4% for Canada, 2.5% for B.C. and (1.0) to (1.5)% for Alberta. In our MD&A for the second quarter of 2016, we further revised our 2016 economic growth (contraction) assumptions to 1.3% for Canada, 2.9% for B.C. and (2.0)% for Alberta, in part due to the Fort McMurray wildfires. In our MD&A for the third quarter of 2016, we again revised our 2016 economic growth (contraction) assumptions to 1.2% for Canada, 2.8% for B.C. and (2.2)% for Alberta.

We estimate that economic growth for 2016 was 1.2% for Canada and 2.9% for B.C., while the contraction in Alberta was (2.4)%.

•                  Our original assumption for restructuring and other costs was approximately $175 million for continuing operational efficiency initiatives. The assumption for other costs did not include the $305 million transformative compensation expense recorded in the fourth quarter of 2016.

•                  Our assumption was for stable wireless acquisition and retention expenses, as compared to 2015, dependent on gross loadings, market pressures and the continued impact of the coterminous expiration of two-year and three-year plans, which began in June 2015. Both acquisition and retention expenses increased in 2016 from heightened competitive intensity, resulting in higher subsidy rates.

Confirmed:

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense wireless and wireline competition in both consumer and business markets.

•                  A modest increase in wireless industry penetration of the Canadian market, consistent with 2016.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from modest growth in both postpaid subscriber loadings and blended ARPU.

•                  Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and Optik TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•                  Pension plans: Defined benefit pension plan expense of approximately $89 million recorded in Employee benefits expense and approximately $5 million recorded in employee defined benefit plans net interest in Financing costs; a 4.00% discount rate for employee defined benefit pension plan accounting purposes (2015 — 3.90%); and defined benefit pension plan funding of approximately $57 million. Actual results were: $92 million recorded in Employee benefits expense, $6 million recorded in employee defined benefit plans net interest, a discount rate of 4.00% and defined benefit pension plan funding of $70 million.

•                  Income taxes: Income taxes computed at applicable statutory rate of 26.3 to 26.8% and cash income tax payments between $570 million and $630 million (2015 — $256 million). Actual results were a statutory income tax rate of 26.7% and cash income tax payments of $600 million.

•                  Increased investments in broadband infrastructure, including our new fibre-optic network, and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability.

•                  A continuing weakness in the average Canadian dollar to U.S. dollar exchange rate from the U.S. 78 cent average exchange rate in 2015. The average exchange rate for 2016 was U.S. 75.5 cents.

1.7 Financial and operating targets for 2017

For 2017, we have targeted consolidated revenues in the range of $13.120 to $13.250 billion, or growth of approximately 2.5 to 3.5% Consolidated EBITDA — excluding restructuring and other costs is targeted in the range of $4.850 to $4.995 billion, or growth of approximately 3.0 to 6.0%. Revenue and EBITDA — excluding restructuring and other costs growth is expected to result from increases in wireless and wireline data services, and savings from cost efficiency and effectiveness initiatives. Basic EPS is expected to be in the range of $2.49 to $2.64, or an increase of approximately 2.0 to 8.0%, when compared to 2016 basic EPS adjusted to exclude $0.38 for transformative compensation. This increase results primarily from growth in EBITDA — excluding restructuring and other costs. For 2017, we have not set public guidance targets for wireless and wireline.

Consolidated capital expenditures, excluding the purchase of spectrum licences, in 2017 is targeted to be approximately $2.9 billion. We plan to continue broadband infrastructure expansion and upgrades, including bringing fibre-optic cable deeper into the network and connecting more homes and businesses to the fibre-optic network, to support high-speed Internet and Optik TV subscriber growth and faster Internet broadband speeds.The investments in fibre will also support our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G. We intend to continue investing in our 4G LTE expansion and upgrades, including the ongoing deployment of 700 MHz and 2500 MHz spectrum, as well as invest in network and system resiliency and reliability to support our ongoing customers first initiatives and ready the network and systems for future retirement of legacy assets.

Our capital structure financial policies and long-term financial objectives are described in Section 4.3 of our 2016 annual MD&A.

Achievement of our 2017 targets is subject to risks and uncertainties as noted in our Caution regarding forward-looking statements and in our 2016 annual MD&A filed on February 9, 2017. The 2017 targets are based on many assumptions including:

Assumptions for 2017 targets

•                  Moderately higher economic growth in Canada in 2017, estimated to be 1.8% (1.2% in 2016). For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in B.C. will be 2.3% in 2017 (2.9% in 2016), and that economic growth in Alberta will be between 1.0 to 2.0% in 2017 (estimated contraction of 2.4% in 2016).

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense wireless and wireline competition in both consumer and business markets.

•                  A modest increase in wireless industry penetration of the Canadian market, consistent with 2016.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from modest growth in both postpaid subscriber loading and blended ARPU.

•                  Continued pressure on wireless acquisition and retention expenses, dependent on gross loading, competitive intensity and customer preferences.

•                  Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and Optik TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•                  Continued erosion of wireline voice revenue, resulting from technological substitution and greater use of inclusive long distance and lower wholesale volumes.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•                  Employee defined benefit pension plans: Pension plan expense of approximately $83 million recorded in Employee benefits expense and approximately $5 million recorded in employee defined benefit pension plans net interest in Financing costs; a 3.80% rate for discounting the obligation and 4.00% rate for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $65 million.

•                  Restructuring and other costs of approximately $125 million for continuing operational efficiency and effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to economic growth, technological substitution and subscriber growth.

•                  Income taxes: Income taxes computed at applicable statutory rate of 26.4 to 26.9% and cash income tax payments between $300 million and $360 million (2016 — $600 million). Cash tax payments are decreasing in 2017, resulting from lower instalment payments for 2017 based on 2016 income, a lower final instalment payment for 2016 to be made in early 2017, partly offset by a decrease in income tax recoveries.

•                  Increased investments in broadband infrastructure, including expanding our fibre-optic network and 4G LTE capacity expansion and upgrades, as well as investments in network and systems resiliency and reliability.

•                  No wireless spectrum auctions anticipated in 2017.

•                  Continuing weakness in the average Canadian dollar to U.S. dollar exchange rate (U.S. 75.5 cents in 2016).

•                  Targets exclude the effects of the pending agreement with BCE Inc. pursuant to which we would acquire a portion of Manitoba Telecom Services Inc.’s (MTS’) postpaid wireless subscribers and dealer locations in Manitoba, dependent on the successful completion of BCE’s acquisition of MTS.

2.              Changes in financial position

Refer to the annual 2016 Management’s discussion and analysis (MD&A) for information regarding changes in the financial position.

3.              Discussion of cash flow results

For detailed information on the following topics, refer to the 2016 annual Management’s discussion and analysis (MD&A): i) liquidity and capital resource measures; ii) credit facilities; iii) sale of trade receivables; iv) credit ratings; v) financial instruments, commitments and contingent liabilities; vi) outstanding share information; and vii) transactions between related parties.

3.1 Overview of cash flow results

Our capital structure financial policies, financing plan and report on financing and capital structure management plans are described in Section 4.3 of the 2016 annual MD&A.

Cash flows

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
Cash provided by operating activities	732	870	(15.9)%	3,219	3,556	(9.5)%
Cash used by investing activities	(848)	(625)	(35.7)%	(2,923)	(4,477)	34.7%
Cash provided (used) by financing activities	138	(163)	n/m	(87)	1,084	n/m
Increase (decrease) in Cash and temporary investments, net	22	82	(73.1)%	209	163	28.2%
Cash and temporary investments, net, beginning of period	410	141	n/m	223	60	n/m
Cash and temporary investments, net, end of period	432	223	93.7%	432	223	93.7%

3.2 Cash provided by operating activities

Analysis of Cash provided by operating activities

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
EBITDA (see Section 1.3 Wireless segment and Section 1.4 Wireline segment)	769	978	(209)	4,229	4,262	(33)
Restructuring and other costs, net of disbursements	51	56	(5)	24	97	(73)
Employee defined benefit plan expense, net of employer contributions	8	11	(3)	22	24	(2)
Share-based compensation expense, net of payments	(67)	(78)	11	(2)	(38)	36
Interest paid, net of interest received	(120)	(108)	(12)	(506)	(434)	(72)
Income taxes paid, net of recoveries received	(29)	(7)	(22)	(600)	(256)	(344)
Other operating working capital changes	120	18	102	52	(99)	151
Cash provided by operating activities	732	870	(138)	3,219	3,556	(337)

•                  Share-based compensation expense, net of payments decreased for the fourth quarter, mainly due to fewer restricted stock units (RSUs) vesting in 2016. Share-based compensation expense, net of payments for the full year decreased mainly due to cash outflows associated with the 2012 RSUs being made in the first quarter of 2015 that would normally have been paid in the fourth quarter of 2014. This resulted from a delay in the 2012 annual allocation of RSUs.

•                  Income taxes paid, net of refunds received, increased in the fourth quarter and full year of 2016. The increases reflect higher required instalment payments, as well as higher refunds received in the comparative period in 2015. The increase for the full year also includes a larger final income tax payment in the first quarter of 2016 in respect of the 2015 income tax year than was required in the first quarter of 2015 in respect of the 2014 income tax year, mainly due to the use of Public Mobile losses in 2014.

•                  Other operating working capital changes in 2016 include a net increase in accounts payable and accrued liabilities, as described in Section 6 Changes in financial position of our annual 2016 MD&A.

3.3 Cash used by investing activities

Cash used by investing activities

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
Cash payments for capital assets, excluding spectrum licences	(781)	(619)	(162)	(2,752)	(2,522)	(230)
Cash payments for spectrum licences	—	(46)	46	(145)	(2,048)	1,903
Cash payments for acquisitions	(74)	—	(74)	(90)	(10)	(80)
Real estate joint venture receipts, net of advances and contributions	7	(11)	18	70	48	22
Proceeds on dispositions	3	47	(44)	3	52	(49)
Other	(3)	4	(7)	(9)	3	(12)
	(848)	(625)	(223)	(2,923)	(4,477)	1,554

•                  The increases in Cash payments for capital assets, excluding spectrum licences, in 2016 were composed of:

•                  Increases in capital expenditures of $139 million in the quarter and $391 million for the full year (see Capital expenditure measures table and discussion below),

•                  For the quarter, higher capital expenditure payments of $13 million with respect to payment timing differences, as associated Accounts payable and accrued liabilities decreased and the net change in asset retirement obligations was $10 million. For the full year, lower capital expenditure payments with respect to payment timing differences, as associated Accounts payable and accrued liabilities increased by $171 million for 2016, net of changes in asset retirement obligations of $10 million.

•                  Payments for spectrum licences in 2016 were monetary consideration as part of an approved spectrum licence exchange with Xplornet in the second quarter. Payments in 2015 were in respect of the AWS-3 and 2500 MHz spectrum licences acquired in Innovation, Science and Economic Development Canada’s (ISED’s) wireless spectrum auctions.

•                  Cash payments for acquisitions were in respect of several individually immaterial acquisitions complementary to our existing lines of business.

•                  Receipts from real estate joint ventures, net of advances and contributions, resulted mainly from repayment of construction financing from the TELUS Garden real estate joint venture.

•                  Proceeds on dispositions in 2015 were primarily related to the sale of real estate properties and small portfolio investments.

Capital expenditure measures

	Fourth quarters ended December 31				Years ended December 31
($ millions, except capital intensity)	2016	2015	Change		2016	2015	Change
Capital expenditures (excluding spectrum licences and non-monetary transactions) [1]
Wireless segment	249	209	19.1%		982	893	10.0%
Wireline segment	545	446	22.2%		1,986	1,684	17.9%
Consolidated	794	655	21.2%		2,968	2,577	15.2%
Wireless segment capital intensity (%)	13	12	1	pt.	14	13	1	pt.
Wireline segment capital intensity (%)	36	30	6	pts.	34	29	5	pts.
Consolidated capital intensity [2] (%)	24	20	4	pts.	23	21	2	pts.

(1)                                 Capital expenditures include assets purchased but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows.

(2)                                 See description in Section 4.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures increased by $40 million in the fourth quarter of 2016 and $89 million for the full year of 2016, primarily due to continued investments in our fibre-optic network to support our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G, as well as investments in cost efficiency initiatives. For the full year 2016, this also includes higher spending on the deployment of the 700 MHz and 2500 MHz spectrum bands. We also continued to invest in system and network resiliency and reliability in support of our ongoing customers first initiatives and to ready the network and systems for future retirement of legacy assets.

Wireline segment capital expenditures increased by $99 million in the fourth quarter of 2016 and $302 million for the full year of 2016 due to continuing investments in our broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. This investment supports our high-speed Internet and Optik TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extends the reach and functionality of our business and healthcare solutions. We also continued to make investments in cost efficiency initiatives, as well as in system and network resiliency and reliability.

3.4 Cash provided (used) by financing activities

Cash provided (used) by financing activities

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2016	2015	Change	2016	2015	Change
Dividends paid to holders of Common Shares	(272)	(252)	(20)	(1,070)	(992)	(78)
Purchase of Common Shares for cancellation	(39)	(226)	187	(179)	(628)	449
Long-term debt issued, net of redemptions and repayment	446	322	124	883	2,719	(1,836)
Issue of shares by subsidiary to non-controlling interest	3	—	3	294	—	294
Other	—	(7)	7	(15)	(15)	—
	138	(163)	301	(87)	1,084	(1,171)

Dividends paid to the holders of Common Shares

Increases in dividends paid for the fourth quarter and full year 2016 reflect higher dividend rates under our dividend growth program, partially offset by a lower number of outstanding shares resulting from shares purchased and cancelled under our normal course issuer bid (NCIB) program.

Purchase of Common Shares for cancellation

Our 2016 NCIB concluded on September 14, 2016 and our 2017 NCIB commenced on September 30, 2016. In 2015, we purchased approximately 16 million shares for $628 million under the 2015 and 2016 NCIBs.

Normal course issuer bid purchases

Period	Common Shares purchased and cancelled (millions)	Average purchase price per share ($)	Purchase costs ($ millions)	Increase (decrease) in Accounts payable ($ millions)	Cash outflow ($ millions)
2016 Q1	1	37.77	50	(10)	60
2016 Q2	2	38.43	61	—	61
2016 Q3	—	42.92	19	—	19
2016 Q4	1	39.64	35	—	35
Total excluding employee benefit plan trust transactions	4	39.34	165	(10)	175
Employee benefit plan trust transactions — 2016 Q4			4	—	4
2016 year			169	(10)	179

Long-term debt issues and repayments

Net issues and repayments in the fourth quarter of 2016 were primarily composed of: a $476 million increase in commercial paper, including foreign exchange effects, to a balance of $613 million (U.S.$456 million) at December 31, 2016, from $137 million (U.S.$104 million) at September 30, 2016. This was partially offset by a $29 million decrease in net draws on the TELUS International credit facility, including foreign exchange effects.

For the full year of 2016, net long-term debt issues and repayments were primarily composed of:

•                  The September 2016 public issue of U.S.$600 million of senior unsecured notes at 2.80%, due February 16, 2027. The proceeds were used to repay U.S.$453 million of commercial paper, with the balance to be used for general corporate purposes. We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 2.95% and an effective issued and outstanding amount of $792 million (reflecting a fixed exchange rate of $1.3205).

•                  A $357 million net increase in commercial paper, including foreign exchange effects, to a balance of $613 million at December 31, 2016 (U.S.$456 million) from $256 million (U.S.$185 million) at December 31, 2015.

•                  Net draws on the TELUS International credit facility of $332 million (U.S.$253 million) as at December 31, 2016.

•                  Net of the $600 million repayment of Series CI Notes in May 2016.

In comparison, net long-term debt issues and repayments in the fourth quarter of 2015 were primarily composed of:

•                  A November 23, 2015, repayment of our $125 million TELUS Communications Inc. Series 2 Debentures, upon maturity.

•                  A December 8, 2015, public issue of $1.0 billion of senior unsecured notes composed of a $600 million offering at 3.75% due March 10, 2026, and $400 million of 4.85% Notes through the re-opening of Series CP Notes, maturing April 5, 2044. The net proceeds were used to repay approximately $956 million in outstanding commercial paper and to fund the repayment, on maturity, of a portion of the $600 million principal amount outstanding on TELUS’ Series CI Notes due May 2016. The balance was used for general corporate purposes.

•                  A decrease in commercial paper during the fourth quarter of 2015 from $787 million at September 30, 2015 (U.S.$589 million) to $256 million at December 31, 2015 (U.S.$185 million).

For the full year of 2015, net long-term debt issues and repayments were primarily composed of the items noted for the fourth quarter and the following:

•                  A March 24, 2015, public issue of $1.75 billion of senior unsecured notes in three series: a $250 million offering at 1.50% due March 27, 2018, a $1.0 billion offering at 2.35% due March 28, 2022 and a $500 million offering at 4.40% due January 29, 2046. The net proceeds were used to fund a portion of the $1.5 billion purchase price of the wireless spectrum licences acquired in ISED’s AWS-3 spectrum auction during the first quarter of 2015, and to repay approximately $110 million of indebtedness drawn from the 2014 credit facility (which was subsequently renewed and extended) and approximately $135 million of outstanding commercial paper. The remainder was used for general corporate purposes.

•                  A $126 million net increase in commercial paper to $256 million (U.S.$185 million) at December 31, 2015.

•                  A $400 million draw on our five-year revolving credit facility in the second quarter of 2015, which was reduced to $NIL during the third quarter of 2015. At December 31, 2015, no amounts were drawn against our five-year credit facility and $256 million was required to backstop commercial paper.

Our average term to maturity of long-term debt (excluding commercial paper and the revolving component of the TELUS International credit facility) was approximately 10.4 years at December 31, 2016 (approximately 11.1 years at December 31, 2015). Additionally, our weighted average cost of long-term debt (excluding commercial paper and the revolving component of the TELUS International credit facility) was 4.22% at December 31, 2016, as compared to 4.32% at December 31, 2015.

4.              Definitions and reconciliations

4.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income-tax related adjustments and asset retirements related to restructuring activities. (See Analysis of Net income and Analysis of basic EPS in Section 1.2.)

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the Consolidated financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual basic earnings per share. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings per share on a prospective basis.

Calculation of Dividend payout ratio

Years ended December 31 ($)	2016	2015
Numerator — sum of the last four quarterly dividends declared per Common Share [1]	1.84	1.68
Denominator — Net income per Common Share	2.06	2.29
Ratio (%)	89	73

Dividend payout ratio of adjusted net earnings: This ratio is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by adjusted net earnings per share. Adjusted net earnings per share is basic earnings per share, as used in the Dividend payout ratio, adjusted to exclude the gain on the exchange of wireless spectrum licences, net gains and equity income from real estate joint venture developments, business acquisition-related provisions, immediately vesting transformative compensation (transformative compensation) expense, long-term debt prepayment premium (when applicable) and income tax-related adjustments.

Calculation of Dividend payout ratio of adjusted net earnings

Years ended December 31 ($)	2016	2015
Numerator — sum of the last four quarterly dividends declared per Common Share [1]	1.84	1.68
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,223	1,382
Deduct net gains and equity income from real estate joint venture developments, after income taxes	(16)	—
Deduct gain on the exchange of wireless spectrum licences, after income taxes	(13)	—
Add back business acquisition-related provisions, after income taxes	15	—
Add back transformative compensation expense, after income taxes	224	—
Add back net unfavourable (deduct net favourable) income tax-related adjustments	(17)	1
	1,416	1,383
Denominator — Adjusted net earnings per Common Share	2.39	2.29
Adjusted ratio (%)	77	73

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and segment contribution. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2016	2015	2016	2015
Net income	87	261	1,236	1,382
Financing costs	134	114	520	447
Income taxes	15	85	426	524
Depreciation	406	406	1,564	1,475
Amortization of intangible assets	127	112	483	434
EBITDA	769	978	4,229	4,262
Restructuring and other costs included in EBITDA[1]	348	99	479	226
EBITDA — excluding restructuring and other costs	1,117	1,077	4,708	4,488
Deduct gain on the exchange of wireless spectrum licences	—	—	(15)	—
Deduct net gains and equity income from real estate joint venture developments	(7)	—	(26)	—
Adjusted EBITDA	1,110	1,077	4,667	4,488

(1)                                 Includes transformative compensation expense of $305 million recorded in other costs in the fourth quarter of 2016.

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2016	2015	2016	2015
EBITDA	769	978	4,229	4,262
Deduct gain on the exchange of wireless spectrum licences	—	—	(15)	—
Deduct net gains and equity income from real estate joint venture developments	(7)	—	(26)	—
Deduct non-cash gains from the sale of property, plant and equipment	(2)	—	(17)	—
Restructuring and other costs, net of disbursements	51	56	24	97
Items from the Consolidated statements of cash flows:
Share-based compensation	(67)	(78)	(2)	(38)
Net employee defined benefit plans expense	26	37	93	118
Employer contributions to employee defined benefit plans	(18)	(26)	(71)	(94)
Interest paid	(123)	(129)	(510)	(458)
Interest received	3	21	4	24
Capital expenditures (excluding spectrum licences)	(794)	(655)	(2,968)	(2,577)
Free cash flow before income taxes	(162)	204	741	1,334
Income taxes paid, net of refunds received	(29)	(7)	(600)	(256)
Free cash flow	(191)	197	141	1,078

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with cash provided by operating activities

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2016	2015	2016	2015
Free cash flow	(191)	197	141	1,078
Add (deduct):
Capital expenditures (excluding spectrum licences)	794	655	2,968	2,577
Adjustments to reconcile to Cash provided by operating activities	129	18	110	(99)
Cash provided by operating activities	732	870	3,219	3,556

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

As at December 31 ($ millions)	2016	2015
Long-term debt including current maturities	12,931	12,038
Debt issuance costs netted against long-term debt	67	52
Derivative liabilities (assets), net	20	(14)
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	(34)	—
Cash and temporary investments	(432)	(223)
Short-term borrowings	100	100
Net debt	12,652	11,953

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. This measure is similar to the leverage ratio covenant in our credit facilities.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We also include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs.

In the fourth quarter of 2016, we made transformative compensation lump-sum payments for substantially all of our existing unionized and non-unionized Canadian-situated workforces recorded in other costs. For the unionized and non-unionized workforces, approximately 40% of the after-tax value of such qualifying lump-sum payments was paid in our Common Shares by way of an employee benefit trust.

Components of restructuring and other costs

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2016	2015	2016	2015
Goods and services purchased	23	11	62	70
Employee benefits expense[1]	325	88	417	156
Restructuring and other costs	348	99	479	226

(1)                                 Includes transformative compensation expense of $305 million recorded in other costs in the fourth quarter of 2016.

4.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) for wireless subscribers is calculated as network revenue divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month (or churn) is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period and is expressed as a rate per month. A

TELUS, Koodo® or Public Mobile brand prepaid wireless subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less the initial charge to the customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as the cost of acquisition divided by the gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Wireless subscriber unit (subscriber) is defined as an active recurring mobile revenue-generating unit (e.g. mobile phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number). In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine (M2M) devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including fixed Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.

condensed consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions except per share amounts)	2016	2015	2016	2015
OPERATING REVENUES
Service	$3,079	$2,943	$12,000	$11,590
Equipment	209	243	725	840
Revenues arising from contracts with customers	3,288	3,186	12,725	12,430
Other operating income	17	31	74	72
	3,305	3,217	12,799	12,502
OPERATING EXPENSES
Goods and services purchased	1,574	1,482	5,631	5,532
Employee benefits expense	962	757	2,939	2,708
Depreciation	406	406	1,564	1,475
Amortization of intangible assets	127	112	483	434
	3,069	2,757	10,617	10,149
OPERATING INCOME	236	460	2,182	2,353
Financing costs	134	114	520	447
INCOME BEFORE INCOME TAXES	102	346	1,662	1,906
Income taxes	15	85	426	524
NET INCOME	87	261	1,236	1,382
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(7)	(3)	(20)	(4)
Foreign currency translation adjustment arising from translating financial statements of foreign operations	1	8	5	25
Change in unrealized fair value of available-for-sale financial assets	1	2	—	—
	(5)	7	(15)	21
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements	(167)	486	—	445
	(172)	493	(15)	466
COMPREHENSIVE INCOME (LOSS)	$(85)	$754	$1,221	$1,848
NET INCOME ATTRIBUTABLE TO:
Common Shares	$81	$261	$1,223	$1,382
Non-controlling interest	6	—	13	—
	$87	$261	$1,236	$1,382
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares	$(92)	$754	$1,206	$1,848
Non-controlling interest	7	—	15	—
	$(85)	$754	$1,221	$1,848
NET INCOME PER COMMON SHARE
Basic	$0.14	$0.44	$2.06	$2.29
Diluted	$0.14	$0.44	$2.06	$2.29

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	591	598	592	603
Diluted	592	599	593	604

condensed consolidated statements of financial position	(unaudited)

As at December 31 (millions)	2016	2015
ASSETS
Current assets
Cash and temporary investments, net	$432	$223
Accounts receivable	1,471	1,428
Income and other taxes receivable	9	1
Inventories	318	360
Prepaid expenses	233	213
Real estate joint venture advances	—	66
Current derivative assets	11	40
	2,474	2,331
Non-current assets
Property, plant and equipment, net	10,464	9,736
Intangible assets, net	10,364	9,985
Goodwill, net	3,787	3,761
Other long-term assets	640	593
	25,255	24,075
	$27,729	$26,406

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$100	$100
Accounts payable and accrued liabilities	2,330	1,990
Income and other taxes payable	37	108
Dividends payable	284	263
Advance billings and customer deposits	737	760
Provisions	124	197
Current maturities of long-term debt	1,327	856
Current derivative liabilities	12	2
	4,951	4,276
Non-current liabilities
Provisions	395	433
Long-term debt	11,604	11,182
Other long-term liabilities	736	688
Deferred income taxes	2,107	2,155
	14,842	14,458
Liabilities	19,793	18,734
Owners’ equity
Common equity	7,917	7,672
Non-controlling interest	19	—
	7,936	7,672
	$27,729	$26,406

condensed consolidated statements of cash flows	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions)	2016	2015	2016	2015
OPERATING ACTIVITIES
Net income	$87	$261	$1,236	$1,382
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	533	518	2,047	1,909
Deferred income taxes	(90)	(9)	(42)	68
Share-based compensation expense, net	(67)	(78)	(2)	(38)
Net employee defined benefit plans expense	26	37	93	118
Employer contributions to employee defined benefit plans	(18)	(26)	(71)	(94)
Other	34	(39)	29	(3)
Net change in non-cash operating working capital	227	206	(71)	214
Cash provided by operating activities	732	870	3,219	3,556
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(781)	(619)	(2,752)	(2,522)
Cash payments for spectrum licences	—	(46)	(145)	(2,048)
Cash payments for acquisitions	(74)	—	(90)	(10)
Real estate joint ventures advances and contributions	(5)	(12)	(33)	(50)
Real estate joint venture receipts	12	1	103	98
Proceeds on dispositions	3	47	3	52
Other	(3)	4	(9)	3
Cash used by investing activities	(848)	(625)	(2,923)	(4,477)
FINANCING ACTIVITIES
Dividends paid to holders of Common Shares	(272)	(252)	(1,070)	(992)
Purchase of Common Shares for cancellation	(39)	(226)	(179)	(628)
Issuance and repayment of short-term borrowings	—	(1)	—	—
Long-term debt issued	1,103	2,694	5,726	8,973
Redemptions and repayment of long-term debt	(657)	(2,372)	(4,843)	(6,254)
Issue of shares by subsidiary to non-controlling interest	3	—	294	—
Other	—	(6)	(15)	(15)
Cash provided (used) by financing activities	138	(163)	(87)	1,084
CASH POSITION
Increase in cash and temporary investments, net	22	82	209	163
Cash and temporary investments, net, beginning of period	410	141	223	60
Cash and temporary investments, net, end of period	$432	$223	$432	$223
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(123)	$(129)	$(510)	$(458)
Interest received	$3	$21	$4	$24
Income taxes paid, net	$(29)	$(7)	$(600)	$(256)

segmented information	(unaudited)

Three months ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2016	2015	2016	2015	2016	2015	2016	2015
Operating revenues
External revenues
Service	$1,689	$1,601	$1,390	$1,342	$—	$—	$3,079	$2,943
Equipment	147	164	62	79	—	—	209	243
Revenues arising from contracts with customers	1,836	1,765	1,452	1,421	—	—	3,288	3,186
Other operating income	5	7	12	24	—	—	17	31
	1,841	1,772	1,464	1,445	—	—	3,305	3,217
Intersegment revenues	15	17	51	44	(66)	(61)	—	—
	$1,856	$1,789	$1,515	$1,489	$(66)	$(61)	$3,305	$3,217
EBITDA [1]	$598	$628	$171	$350	$—	$—	$769	$978
CAPEX, excluding spectrum licences [2]	$249	$209	$545	$446	$—	$—	$794	$655
					Operating revenues – external (above)		$3,305	$3,217
					Goods and services purchased		1,574	1,482
					Employee benefits expense		962	757
					EBITDA (above)		769	978
					Depreciation		406	406
					Amortization		127	112
					Operating income		236	460
					Financing costs		134	114
					Income before income taxes		$102	$346

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2016	2015	2016	2015	2016	2015	2016	2015
Operating revenues
External revenues
Service	$6,569	$6,338	$5,431	$5,252	$—	$—	$12,000	$11,590
Equipment	509	586	216	254	—	—	725	840
Revenues arising from contracts with customers	7,078	6,924	5,647	5,506	—	—	12,725	12,430
Other operating income	37	9	37	63	—	—	74	72
	7,115	6,933	5,684	5,569	—	—	12,799	12,502
Intersegment revenues	58	61	194	174	(252)	(235)	—	—
	$7,173	$6,994	$5,878	$5,743	$(252)	$(235)	$12,799	$12,502
EBITDA [1]	$2,906	$2,806	$1,323	$1,456	$—	$—	$4,229	$4,262
CAPEX, excluding spectrum licences [2]	$982	$893	$1,986	$1,684	$—	$—	$2,968	$2,577
					Operating revenues – external (above)		$12,799	$12,502
					Goods and services purchased		5,631	5,532
					Employee benefits expense		2,939	2,708
					EBITDA (above)		4,229	4,262
					Depreciation		1,564	1,475
					Amortization		483	434
					Operating income		2,182	2,353
					Financing costs		520	447
					Income before income taxes		$1,662	$1,906

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX.